UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

  __________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 27, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Barclays PLC

Interim Results Announcement

30 June 2023

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2023 to the corresponding six months of 2022 and balance sheet analysis as at 30 June 2023 with comparatives relating to 31 December 2022 and 30 June 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 26 July 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 89 to 95 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered return on tangible equity (RoTE) of 11.4% in Q223 and 13.2% in H123, with a half year dividend of 2.7p per share and intends to initiate a share buyback of up to £750m

C. S. Venkatakrishnan, Group Chief Executive, commented
“We have positioned Barclays carefully for this mixed macroeconomic environment and delivered a consistent performance in the second quarter. Through our diverse sources of income, prudent risk management, and ongoing cost discipline we have again demonstrated the stability and strength of the franchise we have built over many years. This means we are able to distribute increased capital returns to shareholders, while providing targeted support to our customers and clients. Looking forward we are very confident of meeting our targets for the full year.”

●	Q223 RoTE of 11.4% and H123 of 13.2%, with double-digit RoTE across all operating divisions in both periods
●	Announced H123 dividend of 2.7p per share and a share buyback of up to £750m
●	Strong balance sheet with Common Equity Tier 1 (CET1) ratio of 13.8% and Liquidity Coverage Ratio (LCR) of 158%

Key financial metrics:

	Income	Cost: income ratio	LLR	Profit before tax	Attributable profit	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return1
Q223	£6.3bn	63%	37bps	£2.0bn	£1.3bn	11.4%	8.6p	291p	13.8%	c.7.5p
H123	£13.5bn	60%	44bps	£4.6bn	£3.1bn	13.2%	19.9p

Q223 Performance highlights:

●
Group RoTE of 11.4% with profit before tax increased to £2.0bn (Q222: £1.5bn). The prior year includes impacts from the Over-issuance of Securities2; £0.8bn income gain and £1.1bn litigation and conduct charges. Excluding these impacts

	–	Group income, up 6% year-on-year to £6.3bn, reflects diverse sources of income across Barclays:
–
Barclays UK income increased 14% to £2.0bn, primarily driven by net interest income growth from higher rates, including continued structural hedge income, partially offset by product dynamics in deposits and mortgages

–
Corporate and Investment Bank (CIB) income decreased 3% to £3.2bn, reflecting lower client activity in Global Markets and Investment Banking fees, more than offsetting a strong performance in Transaction Banking from higher rates

–
Consumer, Cards and Payments (CC&P) increased 18% to £1.3bn reflecting higher balances in US cards (including the Gap portfolio3), growth in client assets and liabilities, and higher rates in Private Bank

	–	Group total operating expenses were £4.0bn, up 2% year-on-year, as inflation and business growth were partially offset by efficiency savings and lower litigation and conduct charges
		–	Cost: income ratio was 63% as the Group delivered positive cost: income jaws
●	Credit impairment charges were £0.4bn, with a loss loan rate (LLR) of 37bps
●	CET1 ratio of 13.8%, based on broadly stable risk weighted assets (RWAs) of £336.9bn, and tangible net asset value (TNAV) per share of 291p

H123 Performance highlights:

●	Group RoTE was 13.2%, well positioned to achieve our greater than 10% target for 2023
●	Excluding the impact of Over-issuance of Securities in the prior year4:
	–	Group income of £13.5bn, up 9% year-on-year
	–	Group total operating expenses were £8.1bn, up 5% year-on-year. Cost: income ratio of 60%, consistent with full year guidance of low 60s in 2023
●	Credit impairment charges were £0.9bn, reflecting the anticipated normalising of charges, with an LLR of 44bps; maintaining expectation of 50-60bps LLR for 2023
●	On a statutory basis:
	–	Group income was £13.5bn, up 2% year-on-year
	–	Group total operating expenses were £8.1bn, down 12% year-on-year

1	Includes dividend for H123 of 2.7p per share and share buyback announced in relation to H123 of £750m.
2
Denotes the Over-issuance of Securities under Barclays Bank PLC's US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019. See page 5 for reconciliation of ex. Over-issuance of Securities performance.

3	The Gap portfolio refers to the Gap Inc. US credit card portfolio
4	H122 impacts from the Over-Issuance of Securities; £0.8bn income gain and £1.5bn litigation and conduct charges.

Group Targets and Outlook:

●	Returns: targeting RoTE of greater than 10% in 2023, consistent with our medium-term target
●
Income: diversified income streams continue to position the Group well for the current economic and market environment including higher interest rates. In 2023, Barclays UK Net Interest Margin (NIM) is now expected to be less than 3.20%, with a current view of around 3.15%. Guidance remains sensitive to product dynamics including the trajectory of deposit balances and further macroeconomic developments

●	Costs: targeting a cost: income ratio percentage in the low 60s in 2023, investing for growth whilst progressing towards the Group’s medium-term target of below 60%
●	Impairment: expect an LLR of 50-60bps in 2023, based on the current macroeconomic outlook
●	Capital: expect to operate within the CET1 ratio medium-term target range of 13-14%
●	Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with share buybacks as appropriate

Barclays Group results	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
	£m	£m	% Change	£m	£m	% Change
Barclays UK	3,922	3,373	16	1,961	1,724	14
Corporate and Investment Bank	7,138	7,971	(10)	3,162	4,033	(22)
Consumer, Cards and Payments	2,584	1,969	31	1,278	1,083	18
Barclays International	9,722	9,940	(2)	4,440	5,116	(13)
Head Office	(122)	(109)	(12)	(116)	(132)	12
Total income	13,522	13,204	2	6,285	6,708	(6)
Operating costs	(8,030)	(7,270)	(10)	(3,919)	(3,682)	(6)
Litigation and conduct	(32)	(1,857)	98	(33)	(1,334)	98
Total operating expenses	(8,062)	(9,127)	12	(3,952)	(5,016)	21
Other net (expenses)/income	(2)	(3)	33	3	7	(57)
Profit before impairment	5,458	4,074	34	2,336	1,699	37
Credit impairment charges	(896)	(341)		(372)	(200)	(86)
Profit before tax	4,562	3,733	22	1,964	1,499	31
Tax charge	(914)	(823)	(11)	(353)	(209)	(69)
Profit after tax	3,648	2,910	25	1,611	1,290	25
Non-controlling interests	(30)	(21)	(43)	(22)	(20)	(10)
Other equity instrument holders	(507)	(414)	(22)	(261)	(199)	(31)
Attributable profit	3,111	2,475	26	1,328	1,071	24

Performance measures
Return on average tangible shareholders' equity	13.2%	10.1%		11.4%	8.7%
Average tangible shareholders' equity (£bn)	47.2	48.9		46.7	49.0
Cost: income ratio	60%	69%		63%	75%
Loan loss rate (bps)	44	17		37	20
Basic earnings per share	19.9p	14.8p		8.6p	6.4p
Dividend per share	2.7p	2.25p
Share buyback announced (£m)	750	500
Total payout equivalent per share	c.7.5p	c.5.25p
Basic weighted average number of shares (m)	15,645	16,684	(6)	15,523	16,684	(7)
Period end number of shares (m)	15,556	16,531	(6)	15,556	16,531	(6)

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	401.4	398.8	395.8
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,549.7	1,513.7	1,589.2
Deposits at amortised cost	554.7	545.8	568.7
Tangible net asset value per share	291p	295p	297p
Common equity tier 1 ratio	13.8%	13.9%	13.6%
Common equity tier 1 capital	46.6	46.9	46.7
Risk weighted assets	336.9	336.5	344.5
UK leverage ratio	5.1%	5.3%	5.1%
UK leverage exposure	1,183.7	1,130.0	1,151.2

Funding and liquidity
Group liquidity pool (£bn)	330.7	318.0	342.5
Liquidity coverage ratio	158%	165%	156%
Net stable funding ratio2	139%	137%
Loan: deposit ratio	72%	73%	70%

1	Refer to pages 14 to 59 for further information on how capital, RWAs and leverage are calculated.
2	Represents average of the last four spot quarter end positions

Reconciliation of financial results excluding the impact of the Over-issuance of Securities in the prior year

Three months ended	30.06.23	30.06.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% Change
Barclays UK	1,961	1,724	—	1,724	14
Corporate and Investment Bank	3,162	4,033	758	3,275	(3)
Consumer, Cards and Payments	1,278	1,083	—	1,083	18
Barclays International	4,440	5,116	758	4,358	2
Head Office	(116)	(132)	—	(132)	12
Total income	6,285	6,708	758	5,950	6
Operating costs	(3,919)	(3,682)	—	(3,682)	(6)
Litigation and conduct	(33)	(1,334)	(1,149)	(185)	82
Total operating expenses	(3,952)	(5,016)	(1,149)	(3,867)	(2)
Other net income	3	7	—	7	(57)
Profit before impairment	2,336	1,699	(391)	2,090	12
Credit impairment charges	(372)	(200)	—	(200)	(86)
Profit before tax	1,964	1,499	(391)	1,890	4
Attributable profit	1,328	1,071	(341)	1,412	(6)

Average tangible shareholders' equity (£bn)	46.7	49.0		49.0
Return on average tangible shareholders' equity	11.4%	8.7%		11.5%

Half year ended	30.06.23	30.06.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% Change
Barclays UK	3,922	3,373	—	3,373	16
Corporate and Investment Bank	7,138	7,971	758	7,213	(1)
Consumer, Cards and Payments	2,584	1,969	—	1,969	31
Barclays International	9,722	9,940	758	9,182	6
Head Office	(122)	(109)	—	(109)	(12)
Total income	13,522	13,204	758	12,446	9
Operating costs	(8,030)	(7,270)	—	(7,270)	(10)
Litigation and conduct	(32)	(1,857)	(1,469)	(388)	92
Total operating expenses	(8,062)	(9,127)	(1,469)	(7,658)	(5)
Other net expenses	(2)	(3)	—	(3)	33
Profit before impairment	5,458	4,074	(711)	4,785	14
Credit impairment charges	(896)	(341)	—	(341)
Profit before tax	4,562	3,733	(711)	4,444	3
Attributable profit	3,111	2,475	(581)	3,056	2

Average tangible shareholders' equity (£bn)	47.2	48.9		48.9
Return on average tangible shareholders' equity	13.2%	10.1%		12.5%

Group Finance Director’s Review

H123 Group performance

●	Barclays delivered a profit before tax of £4,562m (H122: £3,733m), RoTE of 13.2% (H122: 10.1%) and earnings per share (EPS) of 19.9p (H122: 14.8p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses

●
Group income increased 2% to £13,522m primarily from the higher interest rate environment, including continued structural hedge income, and the benefit of higher balances in US cards, partially offset by the prior year benefit from hedging arrangements related to the Over-issuance of Securities and lower client activity in Global Markets and Investment Banking fees

●	Group total operating expenses decreased to £8,062m (H122: £9,127m)
–
Group operating expenses excluding litigation and conduct charges increased to £8,030m (H122: £7,270m) reflecting the impact of business growth, including the Gap portfolio acquisition in US cards and the Kensington Mortgage Company (KMC) acquisition in Barclays UK, with the impact of inflation broadly offset by efficiency savings

	–	Litigation and conduct charges decreased to £32m (H122: £1,857m). The prior year charges included £1,469m of costs related to the Over-issuance of Securities
●	Credit impairment charges were £896m (H122: £341m), reflecting higher US cards balances and normalising delinquencies. Total coverage ratio remains strong at 1.4% (December 2022: 1.4%)
●
The effective tax rate (ETR) was 20.0% (H122: 22.0%). The prior year included the tax charge recognised for the re-measurement of the Group’s UK deferred tax assets as a result of the UK banking surcharge rate being reduced from 8% to 3%

●	Attributable profit was £3,111m (H122: £2,475m)
●
Total assets increased to £1,549.7bn (December 2022: £1,513.7bn) driven by increased trading and client activity within Global Markets, partially offset by the strengthening of GBP against USD since December 2022. The Group liquidity pool was further strengthened by growth in deposits

●
TNAV per share was 291p (December 2022: 295p) as EPS of 19.9p was more than offset by the 2022 full year dividend paid on 31 March 2023 and net negative reserve movements driven by currency movements and the interest rate environment

Capital distributions

●	Announced a half year dividend of 2.7p per share and intention to initiate a further share buyback of up to £750m
●
Barclays is committed to maintaining a balance between a strong capital position, delivering total cash returns to shareholders and investment in the business. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividend as appropriate, including with share buybacks

Group capital and leverage

●	The CET1 ratio decreased by c.10bps to 13.8% (December 2022: 13.9%) as CET1 capital decreased to £46.6bn (December 2022: £46.9bn) whilst RWAs remained broadly stable at £336.9bn:
	–	c.90bps increase from attributable profit generated in the period
–
c.40bps aggregate decrease from expected capital impacts in Q123, including the £0.5bn share buyback announced at FY22 results, the impact of regulatory change on 1 January 2023 relating to IFRS 9 transitional relief, and the impact of the KMC acquisition

	–	c.30bps decrease as a result of a £8.6bn increase in RWAs primarily driven by increased trading and credit risk RWAs within CIB
	–	c.30bps decrease primarily due to increased regulatory capital deductions largely driven by an accrual for the FY23 dividend
	–	An £8.8bn decrease in RWAs as a result of foreign exchange movements was broadly offset by a £1.2bn decrease in CET1 capital due to a decrease in the currency translation reserve
●
The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £53.7bn increase in leverage exposure to £1,183.7bn (December 2022: £1,130.0bn). This is largely driven by increased trading and client activity within Global Markets

Group funding and liquidity

●
The liquidity and funding position remains robust and stable in H123. The liquidity pool increased to £330.7bn (December 2022: £318.0bn) driven by deposit growth. The composition of the liquidity pool is conservative, with 80% held in cash and deposits with central banks and the remainder primarily held in high quality government bonds, materially held at fair value or hedged

●	The strength of the funding and liquidity position is supported by a diverse and stable deposit franchise. Total deposits increased to £554.7bn (December 2022: £545.8bn)
●	The LCR remained significantly above the 100% regulatory requirement at 158% (December 2022: 165%), equivalent to a surplus of £115.3bn (December 2022: £116.4bn)
●	Net Stable Funding Ratio (average of last four quarter ends) was 139% (December 2022: 137%), which represents a £166.6bn (December 2022: £155.6bn) surplus above the 100% regulatory requirement
●	Wholesale funding outstanding, excluding repurchase agreements, was £183.3bn (December 2022: £184.0bn)
●
The Group issued £7.1bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in H123. The Group has a strong MREL position with a ratio of 32.9%, which is in excess of the regulatory requirement of 29.2% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters

●	KMC acquisition: on 1 March 2023 Barclays completed the acquisition of UK specialist mortgage lender KMC, including a portfolio of mortgages totalling £2.2bn with an RWA impact of £0.8bn
●
Combination of the Private Bank and Barclays UK Wealth business: on 1 May 2023, Wealth Management & Investments (WM&I) was transferred from Barclays UK to CC&P, creating a combined Private Bank and Wealth Management business. The combination seeks to improve customer and client experience and create business synergies:

	–	The business transferred includes c.£28bn of invested assets, generating annualised income of c.£0.2bn
	–	Excluding the transfer, Q223 Barclays UK income would have been c.£35m higher, NIM c.2bps higher and operating costs c.£35m higher, with corresponding impacts to income and operating costs for CC&P

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,278	2,732	20	1,660	1,393	19
Net fee, commission and other income	644	641	—	301	331	(9)
Total income	3,922	3,373	16	1,961	1,724	14
Operating costs	(2,182)	(2,083)	(5)	(1,090)	(1,085)	—
Litigation and conduct	3	(25)		5	(16)
Total operating expenses	(2,179)	(2,108)	(3)	(1,085)	(1,101)	1
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	1,743	1,265	38	876	623	41
Credit impairment charges	(208)	(48)		(95)	—
Profit before tax	1,535	1,217	26	781	623	25
Attributable profit	1,049	854	23	534	458	17

Performance measures
Return on average allocated tangible equity	20.4%	17.0%		20.9%	18.4%
Average allocated tangible equity (£bn)	10.3	10.0		10.2	10.0
Cost: income ratio	56%	62%		55%	64%
Loan loss rate (bps)	18	4		17	—
Net interest margin	3.20%	2.67%		3.22%	2.71%

Key facts
UK mortgage balances (£bn)	163.6	159.6
Mortgage gross lending flow (£bn)	12.2	13.9
Average loan to value of mortgage portfolio1	53%	51%
Average loan to value of new mortgage lending1	63%	69%
Number of branches	414	593
Mobile banking active customers (m)	10.8	10.1
30 day arrears rate - Barclaycard Consumer UK	0.9%	1.0%

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	206.8	205.1	205.9
Total assets	304.8	313.2	318.8
Customer deposits at amortised cost	249.8	258.0	261.5
Loan: deposit ratio	90%	87%	85%
Risk weighted assets	73.0	73.1	72.2
Period end allocated tangible equity	10.1	10.1	9.9

1	Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let mortgage portfolios within the Home Loans portfolio.

Analysis of Barclays UK	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	2,497	2,099	19	1,244	1,077	16
Barclaycard Consumer UK	484	541	(11)	237	265	(11)
Business Banking	941	733	28	480	382	26
Total income	3,922	3,373	16	1,961	1,724	14

Analysis of credit impairment (charges)/releases
Personal Banking	(120)	(21)		(92)	(42)
Barclaycard Consumer UK	(118)	40		(35)	84
Business Banking	30	(67)		32	(42)
Total credit impairment charges	(208)	(48)		(95)	—

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	173.3	169.7	167.1
Barclaycard Consumer UK	9.3	9.2	8.8
Business Banking	24.2	26.2	30.0
Total loans and advances to customers at amortised cost	206.8	205.1	205.9

Analysis of customer deposits at amortised cost
Personal Banking	191.1	195.6	197.0
Barclaycard Consumer UK	—	—	—
Business Banking	58.7	62.4	64.5
Total customer deposits at amortised cost	249.8	258.0	261.5

Barclays UK delivered a RoTE of 20.4% supported by the higher interest rate environment and the continued investment in our transformation into a next-generation, digitised consumer bank. The challenging environment has persisted with customer behaviour driving a reduction in the NIM outlook.

Income statement - H123 compared to H122

●	Profit before tax increased 26% to £1,535m with a RoTE of 20.4% (H122: 17.0%)
●
Total income increased 16% to £3,922m. Net interest income increased 20% to £3,278m with a NIM of 3.20% (H122: 2.67%), as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure and lower deposit volumes. Net fee, commission and other income was stable at £644m, including the impact of the transfer of WM&I to CC&P

–
Personal Banking income increased 19% to £2,497m, driven by higher interest rates, partially offset by mortgage margin compression and lower current accounts deposit volumes in line with wider market trends and cost of living pressures

–
Barclaycard Consumer UK income decreased 11% to £484m as higher customer spend volumes were more than offset by lower interest earning lending balances following repayments and ongoing prudent risk management

–
Business Banking income increased 28% to £941m driven by higher interest rates, partially offset by lower government scheme lending as repayments continue and lower deposit volumes in line with wider market trends

●
Total operating expenses increased 3% to £2,179m from the impact of inflation, partially offset by the transfer of WM&I to CC&P. Ongoing efficiency savings continue to be reinvested in digitisation to support further improvements to the cost: income ratio over time

●
Credit impairment charges increased to £208m (H122: £48m), driven by UK cards and Mortgages. The updated macroeconomic scenarios reflect improvement in GDP and unemployment outlook against a backdrop of higher interest rates and a weaker House Price Index (HPI). UK cards 30 and 90 day arrears remained low at 0.9% (H122: 1.0%) and 0.2% (H122: 0.2%) respectively. The UK cards total coverage ratio was 7.1% (December 2022: 7.6%)

Balance sheet - 30 June 2023 compared to 31 December 2022

●
Loans and advances to customers at amortised cost increased 1% to £206.8bn primarily reflecting the acquisition of KMC and continued mortgage lending, which more than offset repayment of government scheme lending in Business Banking

●
Customer deposits at amortised cost decreased 3% to £249.8bn. Increases in savings product balances were more than offset by reduced current account and Business Banking deposits, reflecting broader market trends. The loan: deposit ratio increased to 90% (December 2022: 87%)

●	RWAs were broadly stable at £73.0bn (December 2022: £73.1bn) including a capital Loss Given Default (LGD) model update for the mortgages portfolio, partially offset by the acquisition of KMC

Barclays International	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,084	1,965	57	1,730	1,029	68
Net trading income	3,697	5,212	(29)	1,278	2,766	(54)
Net fee, commission and other income	2,941	2,763	6	1,432	1,321	8
Total income	9,722	9,940	(2)	4,440	5,116	(13)
Operating costs	(5,703)	(5,042)	(13)	(2,747)	(2,537)	(8)
Litigation and conduct	(30)	(1,832)	98	(33)	(1,319)	97
Total operating expenses	(5,733)	(6,874)	17	(2,780)	(3,856)	28
Other net income	9	13	(31)	6	5	20
Profit before impairment	3,998	3,079	30	1,666	1,265	32
Credit impairment charges	(679)	(310)		(275)	(209)	(32)
Profit before tax	3,319	2,769	20	1,391	1,056	32
Attributable profit	2,301	2,083	10	953	783	22

Performance measures
Return on average allocated tangible equity	12.4%	11.5%		10.3%	8.4%
Average allocated tangible equity (£bn)	37.1	36.2		37.1	37.3
Cost: income ratio	59%	69%		63%	75%
Loan loss rate (bps)	78	37		63	49
Net interest margin1	5.86%	4.29%		5.85%	4.41%

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	126.6	133.7	126.7
Loans and advances to banks at amortised cost	9.7	8.7	11.3
Debt securities at amortised cost	35.2	27.2	29.3
Loans and advances at amortised cost	171.5	169.6	167.3
Trading portfolio assets	165.1	133.8	126.9
Derivative financial instrument assets	264.9	301.7	343.5
Financial assets at fair value through the income statement	232.2	210.5	209.3
Cash collateral and settlement balances	123.9	107.7	128.5
Other assets	268.8	258.0	275.1
Total assets	1,226.4	1,181.3	1,250.6
Deposits at amortised cost	305.0	287.6	307.4
Derivative financial instrument liabilities	254.5	288.9	321.2
Loan: deposit ratio	56%	59%	54%
Risk weighted assets	254.6	254.8	263.8
Period end allocated tangible equity	36.7	36.8	38.0

1	CIB and Barclays International margins include the lending related investment bank business.

Analysis of Barclays International
Corporate and Investment Bank	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,321	795	66	856	410
Net trading income	3,790	5,188	(27)	1,353	2,738	(51)
Net fee, commission and other income	2,027	1,988	2	953	885	8
Total income	7,138	7,971	(10)	3,162	4,033	(22)
Operating costs	(4,186)	(3,791)	(10)	(1,984)	(1,870)	(6)
Litigation and conduct	2	(1,632)		(1)	(1,314)	100
Total operating expenses	(4,184)	(5,423)	23	(1,985)	(3,184)	38
Other net income	1	—		1	—
Profit before impairment	2,955	2,548	16	1,178	849	39
Credit impairment (charges)/releases	(20)	(32)	38	13	(65)
Profit before tax	2,935	2,516	17	1,191	784	52
Attributable profit	2,007	1,895	6	798	579	38

Performance measures
Return on average allocated tangible equity	12.6%	11.9%		10.0%	7.1%
Average allocated tangible equity (£bn)	31.8	31.8		31.8	32.7
Cost: income ratio	59%	68%		63%	79%
Loan loss rate (bps)	3	5		(4)	20

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	84.8	90.5	86.5
Loans and advances to banks at amortised cost	9.0	8.1	10.0
Debt securities at amortised cost	35.1	27.2	29.3
Loans and advances at amortised cost	128.9	125.8	125.8
Trading portfolio assets	165.0	133.7	126.7
Derivative financial instrument assets	264.8	301.6	343.4
Financial assets at fair value through the income statement	232.1	210.5	209.2
Cash collateral and settlement balances	122.5	106.9	127.7
Other assets	224.6	222.6	237.2
Total assets	1,137.9	1,101.1	1,170.0
Deposits at amortised cost	225.5	205.8	229.5
Derivative financial instrument liabilities	254.5	288.9	321.2
Risk weighted assets	216.5	215.9	227.6

	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	2,974	3,173	(6)	1,186	1,529	(22)
Equities	1,267	2,463	(49)	563	1,411	(60)
Global Markets	4,241	5,636	(25)	1,749	2,940	(41)
Advisory	342	421	(19)	130	236	(45)
Equity capital markets	119	84	42	69	37	86
Debt capital markets	614	697	(12)	273	281	(3)
Investment Banking fees	1,075	1,202	(11)	472	554	(15)
Corporate lending	263	78		168	(47)
Transaction banking	1,559	1,055	48	773	586	32
Corporate	1,822	1,133	61	941	539	75
Total income	7,138	7,971	(10)	3,162	4,033	(22)

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,763	1,170	51	874	619	41
Net fee, commission, trading and other income	821	799	3	404	464	(13)
Total income	2,584	1,969	31	1,278	1,083	18
Operating costs	(1,517)	(1,251)	(21)	(763)	(667)	(14)
Litigation and conduct	(32)	(200)	84	(32)	(5)
Total operating expenses	(1,549)	(1,451)	(7)	(795)	(672)	(18)
Other net income	8	13	(38)	5	5	—
Profit before impairment	1,043	531	96	488	416	17
Credit impairment charges	(659)	(278)		(288)	(144)
Profit before tax	384	253	52	200	272	(26)
Attributable profit	294	188	56	155	204	(24)

Performance measures
Return on average allocated tangible equity	11.1%	8.5%		11.8%	17.8%
Average allocated tangible equity (£bn)	5.3	4.4		5.3	4.6
Cost: income ratio	60%	74%		62%	62%
Loan loss rate (bps)	293	128		255	132

Key facts
US cards 30 day arrears rate	2.4%	1.4%
US cards customer FICO score distribution
<660	11%	10%
>660	89%	90%
Total number of payments clients	401k	391k
Value of payments processed (£bn)1,2	161	150

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.7	43.2	40.2
Total assets	88.5	80.2	80.6
Deposits at amortised cost	79.5	81.8	77.9
Risk weighted assets	38.1	38.9	36.2

	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	1,734	1,229	41	835	691	21
Private Bank	554	459	21	295	245	20
Payments	296	281	5	148	147	1
Total income	2,584	1,969	31	1,278	1,083	18

1	Includes £155bn (H122: £145bn) of merchant acquiring payments.
2	The H122 comparative has been restated to reflect only the turnover of the Payments business to be consistent with H123

Barclays International delivered a RoTE of 12.4%. Despite the reduced banking industry fee pool and lower client activity in Global Markets, CIB delivered a RoTE of 12.6% reflecting the benefits of income diversification and investment in sustainable growth. CC&P RoTE of 11.1% reflected continued investment in the business resulting in balance growth and increased income, partially offset by higher impairment charges.

Income statement - H123 compared to H122

●	Profit before tax increased 20% to £3,319m with a RoTE of 12.4% (H122: 11.5%), reflecting a RoTE of 12.6% (H122: 11.9%) in CIB and 11.1% (H122: 8.5%) in CC&P
●
Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and total operating expenses

●	Total income decreased to £9,722m (H122: £9,940m)
	–	CIB income decreased 10% to £7,138m. Excluding the impact from prior year hedging arrangements related to the Over-issuance of Securities1, CIB income decreased 1%
–
Global Markets income of £4,241m decreased 25%, and 13% excluding the impact from prior year hedging arrangements related to the Over-issuance of Securities. FICC income decreased 6% to £2,974m, driven by macro reflecting lower market volatility and client activity, partially offset by a strong performance in credit. Equities income of £1,267m decreased 49%, and 26% excluding the impact from the Over-issuance of Securities driven by a decline in derivatives income reflecting less volatile equity market conditions

		–	Investment Banking fees decreased 11% to £1,075m due to the reduced fee pool across Advisory and Debt capital markets2, partially offset by an improvement in Equity capital markets
–
Within Corporate, Transaction banking income increased 48% to £1,559m driven by improved deposit margins in the higher rate environment. Corporate lending income increased to £263m (H122: £78m) mainly driven by lower costs of hedging and the non-repeat of fair value losses on leverage finance lending net of mark to market gains on related hedges in H122

	–	CC&P income increased 31% to £2,584m
		–	International Cards and Consumer Bank income increased 41% to £1,734m reflecting higher cards balances and improved margins, including the Gap portfolio acquisition in Q222
		–	Private Bank income increased 21% to £554m, reflecting client balance growth and improved margins, including the transfer of WM&I from Barclays UK
		–	Payments income increased 5% to £296m driven by merchant acquiring turnover growth
●	Total operating expenses decreased 17% to £5,733m and increased 13% to £5,703m excluding litigation and conduct, reflecting investment in the business
–
CIB total operating expenses decreased 23% to £4,184m. Operating expenses excluding litigation and conduct charges increased 10% to £4,186m reflecting investment in talent and technology, and the impact of inflation

–
CC&P total operating expenses increased 7% to £1,549m. Operating expenses excluding litigation and conduct charges increased 21% to £1,517m, driven by higher investment spend to support growth, mainly in marketing and partnership costs, including the Gap portfolio acquisition, the transfer of WM&I from Barclays UK and the impact of inflation

●	Credit impairment charges were £679m (H122: £310m)
	–	CIB credit impairment charges of £20m (H122: £32m) were driven by single name charges partially offset by the benefit of credit protection and the updated macroeconomic scenarios
–
CC&P credit impairment charges increased to £659m (H122: £278m), reflecting higher US cards balances, including the Gap portfolio, and normalising delinquencies. US cards 30 and 90 day arrears were 2.4% (H122: 1.4%) and 1.2% (H122: 0.7%) respectively. The US cards total coverage ratio was 9.0% (December 2022: 8.1%)

1	H122 included a £758m of income related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities.
2	Data source: Dealogic for the period covering 1 January to 30 June 2023.

Balance sheet - 30 June 2023 compared to 31 December 2022

●
Loans and advances at amortised cost increased £1.9bn to £171.5bn driven by increased investment in debt securities in Treasury, offset by net loan repayments in CIB and the strengthening of GBP against USD

●	Trading portfolio assets increased £31.3bn to £165.1bn driven by increased trading activity at the end of the period within Global Markets
●	Derivative assets and liabilities decreased £36.8bn and £34.4bn respectively to £264.9bn and £254.5bn reflecting lower market volatility and the strengthening of GBP against USD
●	Financial assets at fair value through the income statement increased £21.7bn to £232.2bn driven by increased secured lending
●	Deposits at amortised costs increased £17.4bn to £305.0bn driven by increased deposits in Treasury
●	RWAs decreased to £254.6bn (December 2022: £254.8bn), as a reduction from the strengthening of GBP against USD was partially offset by increased trading and credit risk RWAs within CIB

Head Office	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	(39)	66		(120)	—
Net fee, commission and other income	(83)	(175)	53	4	(132)
Total income	(122)	(109)	(12)	(116)	(132)	12
Operating costs	(145)	(145)	—	(82)	(60)	(37)
Litigation and conduct	(5)	—	#DIV/0!	(5)	1
Total operating expenses	(150)	(145)	(3)	(87)	(59)	(47)
Other net (expenses)/income	(11)	(16)	31	(3)	2
Loss before impairment	(283)	(270)	(5)	(206)	(189)	(9)
Credit impairment (charges)/releases	(9)	17		(2)	9
Loss before tax	(292)	(253)	(15)	(208)	(180)	(16)
Attributable loss	(239)	(462)	48	(159)	(170)	6

Performance measures
Average allocated tangible equity (£bn)	(0.2)	2.7		(0.6)	1.7

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Total assets	18.5	19.2	19.8
Risk weighted assets	9.3	8.6	8.6
Period end allocated tangible equity	(1.5)	(0.2)	1.1

Income statement - H123 compared to H122

●	Loss before tax was £292m (H122: £253m)
●
Total income was an expense of £122m (H122: £109m expense) primarily reflecting hedge accounting and treasury items. The prior year included a one-off gain of £86m from the sale and leaseback of UK data centres

●	Total operating expenses were £150m (H122: £145m)

Balance sheet - 30 June 2023 compared to 31 December 2022

●	RWAs were £9.3bn (December 2022: £8.6bn)

Quarterly Results Summary

Barclays Group
	Q223	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,270	3,053	2,741	3,068	2,422	2,341	2,230	1,940
Net fee, commission and other income	3,015	4,184	3,060	2,883	4,286	4,155	2,930	3,525
Total income	6,285	7,237	5,801	5,951	6,708	6,496	5,160	5,465
Operating costs	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)	(3,514)	(3,446)
UK bank levy	—	—	(176)	—	—	—	(170)	—
Litigation and conduct	(33)	1	(79)	339	(1,334)	(523)	(92)	(129)
Total operating expenses	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)	(3,776)	(3,575)
Other net income/(expenses)	3	(5)	10	(1)	7	(10)	13	94
Profit before impairment	2,336	3,122	1,808	2,350	1,699	2,375	1,397	1,984
Credit impairment (charges)/releases	(372)	(524)	(498)	(381)	(200)	(141)	31	(120)
Profit before tax	1,964	2,598	1,310	1,969	1,499	2,234	1,428	1,864
Tax (charge)/credit	(353)	(561)	33	(249)	(209)	(614)	(104)	(292)
Profit after tax	1,611	2,037	1,343	1,720	1,290	1,620	1,324	1,572
Non-controlling interests	(22)	(8)	(22)	(2)	(20)	(1)	(27)	(1)
Other equity instrument holders	(261)	(246)	(285)	(206)	(199)	(215)	(218)	(197)
Attributable profit	1,328	1,783	1,036	1,512	1,071	1,404	1,079	1,374

Performance measures
Return on average tangible shareholders' equity	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%
Average tangible shareholders' equity (£bn)	46.7	47.6	46.7	48.6	49.0	48.8	48.0	48.3
Cost: income ratio	63%	57%	69%	60%	75%	63%	73%	65%
Loan loss rate (bps)	37	52	49	36	20	15	(3)	13
Basic earnings per share	8.6p	11.3p	6.5p	9.4p	6.4p	8.4p	6.4p	8.0p
Basic weighted average number of shares (m)	15,523	15,770	15,828	16,148	16,684	16,682	16,985	17,062
Period end number of shares (m)	15,556	15,701	15,871	15,888	16,531	16,762	16,752	16,851

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	337.4	343.6	343.3	346.3	337.2	325.8	319.9	313.5
Loans and advances to banks at amortised cost	10.9	11.0	10.0	12.5	12.5	11.4	9.7	10.6
Debt securities at amortised cost	53.1	48.9	45.5	54.8	46.1	34.5	31.8	28.9
Loans and advances at amortised cost	401.4	403.5	398.8	413.7	395.8	371.7	361.5	353.0
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.5%	1.6%	1.7%
Total assets	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1	1,384.3	1,406.5
Deposits at amortised cost	554.7	555.7	545.8	574.4	568.7	546.5	519.4	510.2
Tangible net asset value per share	291p	301p	295p	286p	297p	294p	291p	286p
Common equity tier 1 ratio	13.8%	13.6%	13.9%	13.8%	13.6%	13.8%	15.1%	15.3%
Common equity tier 1 capital	46.6	46.0	46.9	48.6	46.7	45.3	47.3	47.2
Risk weighted assets	336.9	338.4	336.5	350.8	344.5	328.8	314.1	307.7
UK leverage ratio	5.1%	5.1%	5.3%	5.0%	5.1%	5.0%	5.2%	5.1%
UK leverage exposure	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5	1,137.9	1,162.7

Funding and liquidity
Group liquidity pool (£bn)	330.7	333.0	318.0	325.8	342.5	319.8	291.0	292.8
Liquidity coverage ratio	158%	163%	165%	151%	156%	159%	168%	161%
Net stable funding ratio3	139%	139%	137%
Loan: deposit ratio	72%	73%	73%	72%	70%	68%	70%	69%

1	The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2	Refer to pages 54 to 59 for further information on how capital, RWAs and leverage are calculated.
3.	Represents average of the last four spot quarter end positions

Quarterly Results by Business

Barclays UK
	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,660	1,618	1,600	1,561	1,393	1,339	1,313	1,303
Net fee, commission and other income	301	343	370	355	331	310	386	335
Total income	1,961	1,961	1,970	1,916	1,724	1,649	1,699	1,638
Operating costs	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)	(998)	(1,202)	(1,041)
UK bank levy	—	—	(26)	—	—	—	(36)	—
Litigation and conduct	5	(2)	(13)	(3)	(16)	(9)	(5)	(10)
Total operating expenses	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)	(1,243)	(1,051)
Other net income/(expenses)	—	—	1	(1)	—	—	(1)	1
Profit before impairment	876	867	824	843	623	642	455	588
Credit impairment (charges)/releases	(95)	(113)	(157)	(81)	—	(48)	59	(137)
Profit before tax	781	754	667	762	623	594	514	451
Attributable profit	534	515	474	549	458	396	420	317

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	206.8	208.2	205.1	205.1	205.9	207.3	208.8	208.6
Total assets	304.8	308.6	313.2	316.8	318.8	317.2	321.2	312.1
Customer deposits at amortised cost	249.8	254.3	258.0	261.0	261.5	260.3	260.6	256.8
Loan: deposit ratio	90%	90%	87%	86%	85%	85%	85%	86%
Risk weighted assets	73.0	74.6	73.1	73.2	72.2	72.7	72.3	73.2
Period end allocated tangible equity	10.1	10.3	10.1	10.1	9.9	10.1	10.0	10.0

Performance measures
Return on average allocated tangible equity	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%
Average allocated tangible equity (£bn)	10.2	10.3	10.2	9.9	10.0	10.1	10.0	10.0
Cost: income ratio	55%	56%	58%	56%	64%	61%	73%	64%
Loan loss rate (bps)	17	20	27	14	—	9	(10)	24
Net interest margin	3.22%	3.18%	3.10%	3.01%	2.71%	2.62%	2.49%	2.49%

Analysis of Barclays UK	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,244	1,253	1,229	1,212	1,077	1,022	983	990
Barclaycard Consumer UK	237	247	269	283	265	276	352	293
Business Banking	480	461	472	421	382	351	364	355
Total income	1,961	1,961	1,970	1,916	1,724	1,649	1,699	1,638

Analysis of credit impairment (charges)/releases
Personal Banking	(92)	(28)	(120)	(26)	(42)	21	8	(30)
Barclaycard Consumer UK	(35)	(83)	(12)	2	84	(44)	114	(108)
Business Banking	32	(2)	(25)	(57)	(42)	(25)	(63)	1
Total credit impairment (charges)/releases	(95)	(113)	(157)	(81)	—	(48)	59	(137)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	173.3	173.6	169.7	168.7	167.1	166.5	165.4	164.6
Barclaycard Consumer UK	9.3	9.0	9.2	9.0	8.8	8.4	8.7	8.6
Business Banking	24.2	25.6	26.2	27.4	30.0	32.4	34.7	35.4
Total loans and advances to customers at amortised cost	206.8	208.2	205.1	205.1	205.9	207.3	208.8	208.6

Analysis of customer deposits at amortised cost
Personal Banking	191.1	194.3	195.6	197.3	197.0	196.6	196.4	193.3
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	58.7	60.0	62.4	63.7	64.5	63.7	64.2	63.5
Total customer deposits at amortised cost	249.8	254.3	258.0	261.0	261.5	260.3	260.6	256.8

Barclays International
	Q223	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,730	1,354	1,465	1,497	1,029	936	955	749
Net trading income	1,278	2,419	1,169	1,328	2,766	2,446	789	1,515
Net fee, commission and other income	1,432	1,509	1,228	1,240	1,321	1,442	1,766	1,673
Total income	4,440	5,282	3,862	4,065	5,116	4,824	3,510	3,937
Operating costs	(2,747)	(2,956)	(2,543)	(2,776)	(2,537)	(2,505)	(2,160)	(2,310)
UK bank levy	—	—	(133)	—	—	—	(134)	—
Litigation and conduct	(33)	3	(67)	396	(1,319)	(513)	(84)	(100)
Total operating expenses	(2,780)	(2,953)	(2,743)	(2,380)	(3,856)	(3,018)	(2,378)	(2,410)
Other net income	6	3	5	10	5	8	3	15
Profit before impairment	1,666	2,332	1,124	1,695	1,265	1,814	1,135	1,542
Credit impairment (charges)/releases	(275)	(404)	(328)	(295)	(209)	(101)	(23)	18
Profit before tax	1,391	1,928	796	1,400	1,056	1,713	1,112	1,560
Attributable profit	953	1,348	625	1,136	783	1,300	818	1,191

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	126.6	131.0	133.7	137.0	126.7	113.9	106.4	99.9
Loans and advances to banks at amortised cost	9.7	9.8	8.7	11.0	11.3	10.2	8.4	9.4
Debt securities at amortised cost	35.2	30.8	27.2	36.2	29.3	20.7	19.0	16.6
Loans and advances at amortised cost	171.5	171.6	169.6	184.2	167.3	144.8	133.8	125.9
Trading portfolio assets	165.1	137.7	133.8	126.3	126.9	134.1	146.9	144.8
Derivative financial instrument assets	264.9	256.6	301.7	415.7	343.5	288.8	261.5	257.0
Financial assets at fair value through the income statement	232.2	245.0	210.5	244.7	209.3	203.8	188.2	200.5
Cash collateral and settlement balances	123.9	125.5	107.7	163.3	128.5	132.0	88.1	115.9
Other assets	268.8	275.0	258.0	257.2	275.1	255.5	225.6	231.8
Total assets	1,226.4	1,211.4	1,181.3	1,391.4	1,250.6	1,159.0	1,044.1	1,075.9
Deposits at amortised cost	305.0	301.6	287.6	313.2	307.4	286.1	258.8	253.3
Derivative financial instrument liabilities	254.5	246.7	288.9	394.2	321.2	277.2	256.4	252.3
Loan: deposit ratio	56%	57%	59%	59%	54%	51%	52%	50%
Risk weighted assets	254.6	255.1	254.8	269.3	263.8	245.1	230.9	222.7
Period end allocated tangible equity	36.7	36.8	36.8	38.8	38.0	35.6	33.2	31.8

Performance measures
Return on average allocated tangible equity	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%
Average allocated tangible equity (£bn)	37.1	37.1	38.9	39.1	37.3	35.1	32.9	31.8
Cost: income ratio	63%	56%	71%	59%	75%	63%	68%	61%
Loan loss rate (bps)	63	94	75	62	49	28	7	(6)
Net interest margin2	5.85%	5.87%	5.71%	5.58%	4.41%	4.15%	4.14%	4.02%

1	The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2	CIB and Barclays International margins include the lending related investment bank business.

Analysis of Barclays International

Corporate and Investment Bank	Q223	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	856	465	548	606	410	385	432	279
Net trading income	1,353	2,437	1,201	1,344	2,738	2,450	774	1,467
Net fee, commission and other income	953	1,074	827	871	885	1,103	1,426	1,383
Total income	3,162	3,976	2,576	2,821	4,033	3,938	2,632	3,129
Operating costs	(1,984)	(2,202)	(1,796)	(2,043)	(1,870)	(1,921)	(1,562)	(1,747)
UK bank levy	—	—	(126)	—	—	—	(128)	—
Litigation and conduct	(1)	3	(55)	498	(1,314)	(318)	(59)	(99)
Total operating expenses	(1,985)	(2,199)	(1,977)	(1,545)	(3,184)	(2,239)	(1,749)	(1,846)
Other net income	1	—	2	—	—	—	1	—
Profit before impairment	1,178	1,777	601	1,276	849	1,699	884	1,283
Credit impairment releases/(charges)	13	(33)	(41)	(46)	(65)	33	73	128
Profit before tax	1,191	1,744	560	1,230	784	1,732	957	1,411
Attributable profit	798	1,209	454	1,015	579	1,316	695	1,085

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	84.8	89.2	90.5	93.6	86.5	79.5	73.4	68.3
Loans and advances to banks at amortised cost	9.0	9.2	8.1	10.2	10.0	9.4	7.6	8.9
Debt securities at amortised cost	35.1	30.7	27.2	36.2	29.3	20.7	19.0	16.6
Loans and advances at amortised cost	128.9	129.1	125.8	140.0	125.8	109.6	100.0	93.8
Trading portfolio assets	165.0	137.6	133.7	126.1	126.7	134.0	146.7	144.7
Derivative financial instruments assets	264.8	256.5	301.6	415.5	343.4	288.7	261.5	256.9
Financial assets at fair value through the income statement	232.1	244.9	210.5	244.6	209.2	203.8	188.1	200.4
Cash collateral and settlement balances	122.5	124.7	106.9	162.6	127.7	131.2	87.2	115.1
Other assets	224.6	230.3	222.6	220.6	237.2	222.5	195.8	200.4
Total assets	1,137.9	1,123.1	1,101.1	1,309.4	1,170.0	1,089.8	979.3	1,011.3
Deposits at amortised cost	225.5	221.0	205.8	229.5	229.5	214.7	189.4	185.8
Derivative financial instrument liabilities	254.5	246.7	288.9	394.2	321.2	277.1	256.4	252.2
Risk weighted assets	216.5	216.8	215.9	230.6	227.6	213.5	200.7	192.5

Performance measures
Return on average allocated tangible equity	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%
Average allocated tangible equity (£bn)	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8
Cost: income ratio	63%	55%	77%	55%	79%	57%	66%	59%
Loan loss rate (bps)	(4)	10	13	13	20	(12)	(29)	(54)
Net interest margin2	3.98%	3.95%	3.73%	3.56%	2.88%	2.52%	2.67%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,186	1,788	976	1,546	1,529	1,644	546	803
Equities	563	704	440	246	1,411	1,052	501	757
Global Markets	1,749	2,492	1,416	1,792	2,940	2,696	1,047	1,560
Advisory	130	212	197	150	236	185	287	253
Equity capital markets	69	50	40	42	37	47	158	186
Debt capital markets	273	341	243	341	281	416	511	532
Investment Banking fees	472	603	480	533	554	648	956	971
Corporate lending	168	95	(128)	(181)	(47)	125	176	168
Transaction banking	773	786	808	677	586	469	453	430
Corporate	941	881	680	496	539	594	629	598
Total income	3,162	3,976	2,576	2,821	4,033	3,938	2,632	3,129

1	The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2	CIB and Barclays International margins include the lending related investment bank business.

Analysis of Barclays International

Consumer, Cards and Payments	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	874	889	918	891	619	551	522	471
Net fee, commission, trading and other income	404	417	368	353	464	335	356	337
Total income	1,278	1,306	1,286	1,244	1,083	886	878	808
Operating costs	(763)	(754)	(747)	(733)	(667)	(584)	(598)	(563)
UK bank levy	—	—	(7)	—	—	—	(6)	—
Litigation and conduct	(32)	—	(12)	(102)	(5)	(195)	(25)	(1)
Total operating expenses	(795)	(754)	(766)	(835)	(672)	(779)	(629)	(564)
Other net income	5	3	3	10	5	8	2	15
Profit before impairment	488	555	523	419	416	115	251	259
Credit impairment charges	(288)	(371)	(287)	(249)	(144)	(134)	(96)	(110)
Profit/(loss) before tax	200	184	236	170	272	(19)	155	149
Attributable profit/(loss)	155	139	171	121	204	(16)	123	106

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.7	41.8	43.2	43.4	40.2	34.4	33.0	31.6
Total assets	88.5	88.3	80.2	82.0	80.6	69.2	64.8	64.6
Deposits at amortised cost	79.5	80.6	81.8	83.7	77.9	71.4	69.4	67.5
Risk weighted assets	38.1	38.2	38.9	38.7	36.2	31.6	30.2	30.2

Performance measures
Return on average allocated tangible equity	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%
Average allocated tangible equity (£bn)	5.3	5.3	5.2	5.1	4.6	4.3	4.2	4.0
Cost: income ratio	62%	58%	60%	67%	62%	88%	72%	70%
Loan loss rate (bps)	255	332	245	211	132	145	105	127
Net interest margin	8.25%	8.42%	8.40%	8.41%	6.68%	6.56%	6.29%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	835	900	860	824	691	538	552	490
Private Bank	295	258	285	270	245	214	200	188
Payments	148	148	141	150	147	134	126	130
Total income	1,278	1,306	1,286	1,244	1,083	886	878	808

Head Office
	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(120)	81	(324)	10	—	66	(38)	(112)
Net fee, commission and other income	4	(87)	293	(40)	(132)	(43)	(11)	2
Total income	(116)	(6)	(31)	(30)	(132)	23	(49)	(110)
Operating costs	(82)	(63)	(97)	(94)	(60)	(85)	(152)	(95)
UK bank levy	—	—	(17)	—	—	—	—	—
Litigation and conduct	(5)	—	1	(54)	1	(1)	(3)	(19)
Total operating expenses	(87)	(63)	(113)	(148)	(59)	(86)	(155)	(114)
Other net (expenses)/income	(3)	(8)	4	(10)	2	(18)	11	78
Loss before impairment	(206)	(77)	(140)	(188)	(189)	(81)	(193)	(146)
Credit impairment (charges)/releases	(2)	(7)	(13)	(5)	9	8	(5)	(1)
Loss before tax	(208)	(84)	(153)	(193)	(180)	(73)	(198)	(147)
Attributable loss	(159)	(80)	(63)	(173)	(170)	(292)	(159)	(134)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.5	19.1	19.2	18.7	19.8	19.9	19.0	18.5
Risk weighted assets1	9.3	8.8	8.6	8.2	8.6	11.0	11.0	11.8
Period end allocated tangible equity1	(1.5)	0.2	(0.2)	(3.5)	1.1	3.6	5.5	6.3

Performance measures1
Average allocated tangible equity (£bn)	(0.6)	0.2	(2.4)	(0.4)	1.7	3.6	5.1	6.5

1	The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Performance Management

Margins and balances
	Half year ended 30.06.23			Half year ended 30.06.22
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,278	206,653	3.20	2,732	206,524	2.67
Corporate and Investment Bank1	1,091	55,504	3.96	713	52,991	2.71
Consumer, Cards and Payments	1,763	42,673	8.33	1,170	35,616	6.63
Barclays International1	2,854	98,177	5.86	1,883	88,607	4.29
Total Barclays UK and Barclays International	6,132	304,830	4.06	4,615	295,131	3.15
Other2	191			148
Total Barclays Group	6,323			4,763

1	CIB and Barclays International margins include the lending related investment bank business.
2	Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.

The Barclays UK and Barclays International NIM has increased 91bps from 3.15% in H122 to 4.06% in H123, driven by the higher interest rate environment and continued structural hedge income momentum across the Group as well as higher balances in CC&P including the Gap portfolio acquisition, partially offset by product dynamics in deposits and mortgages.

The Group’s combined product and equity structural hedge notional amount at June 2023 was £256bn (December 2022: £263bn), with an average duration of close to 2.5 years (2022: average duration close to 3 years). Gross structural hedge contributions of £1,639m (H122: £879m) and net structural hedge contributions of £(3,701)m (H122: £83m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International

	Q223	Q123	Q422	Q322	Q222
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,660	1,618	1,600	1,561	1,393
Corporate and Investment Bank1	540	551	556	529	397
Consumer, Cards and Payments	874	889	918	891	619
Barclays International1	1,414	1,440	1,474	1,420	1,016
Total Barclays UK and Barclays International	3,074	3,058	3,074	2,981	2,409

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	207,073	206,241	204,941	205,881	205,834
Corporate and Investment Bank1	54,417	56,612	59,146	58,891	55,181
Consumer, Cards and Payments	42,503	42,840	43,319	42,019	37,190
Barclays International1	96,920	99,452	102,465	100,910	92,371
Total Barclays UK and Barclays International	303,993	305,693	307,406	306,791	298,205

Net interest margin	%	%	%	%	%
Barclays UK	3.22	3.18	3.10	3.01	2.71
Corporate and Investment Bank1	3.98	3.95	3.73	3.56	2.88
Consumer, Cards and Payments	8.25	8.42	8.40	8.41	6.68
Barclays International1	5.85	5.87	5.71	5.58	4.41
Total Barclays UK and Barclays International	4.06	4.06	3.97	3.85	3.24

1	CIB and Barclays International margins include the lending related investment bank business.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, reputation risk and legal risk. Further detail on the Group’s principal risks and previously identified material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2022 (pages 266 to 295), which can be accessed at home.barclays/annualreport. Other than the changes set out in the paragraph below, there have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period.

In Q223, the 'conduct risk' principal risk was expanded to include “Laws, Rules and Regulations (LRR) Risk” and consequently renamed 'compliance risk’. Reflecting this, the definition of compliance risk is: 'The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk').' The definition of the 'legal risk' principal risk was updated to: 'The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.' The revised framework has been in force from June 2023.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by stage

Total loans and advances at amortised cost in the credit risk performance section includes Loans and advances at amortised cost to banks, Loans and advances at amortised cost to customers and Debt securities at amortised cost.

The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 30 June 2023. Also included are stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 30 June 2023.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.23	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	164,741	23,408	2,390	190,539	324	669	507	1,500	189,039
Barclays International	32,431	4,645	1,954	39,030	365	1,211	1,144	2,720	36,310
Head Office	3,181	281	558	4,020	3	23	315	341	3,679
Total Barclays Group retail	200,353	28,334	4,902	233,589	692	1,903	1,966	4,561	229,028
Barclays UK	33,997	2,383	761	37,141	72	74	94	240	36,901
Barclays International	121,655	13,259	1,007	135,921	190	270	292	752	135,169
Head Office	307	—	17	324	—	—	17	17	307
Total Barclays Group wholesale	155,959	15,642	1,785	173,386	262	344	403	1,009	172,377
Total loans and advances at amortised cost	356,312	43,976	6,687	406,975	954	2,247	2,369	5,570	401,405
Off-balance sheet loan commitments and financial guarantee contracts1	364,839	28,637	1,262	394,738	200	308	41	549	394,189
Total2	721,151	72,613	7,949	801,713	1,154	2,555	2,410	6,119	795,594

	As at 30.06.23				Half year ended 30.06.23
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	2.9	21.2	0.8		225		24
Barclays International	1.1	26.1	58.5	7.0		665		344
Head Office	0.1	8.2	56.5	8.5		9		45
Total Barclays Group retail	0.3	6.7	40.1	2.0		899		78
Barclays UK	0.2	3.1	12.4	0.6		(47)
Barclays International	0.2	2.0	29.0	0.6		58		9
Head Office	—	—	100.0	5.2		—
Total Barclays Group wholesale	0.2	2.2	22.6	0.6		11		1
Total loans and advances at amortised cost	0.3	5.1	35.4	1.4		910		45
Off-balance sheet loan commitments and financial guarantee contracts1	0.1	1.1	3.2	0.1		(25)
Other financial assets subject to impairment2						11
Total3	0.2	3.5	30.3	0.8		896

1	Excludes loan commitments and financial guarantees of £12.3bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £198.2bn and impairment allowance of £165m. This comprises £18m ECL on £196.8bn Stage 1 assets, £12m on £1.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £135m on £145m Stage 3 other assets.

3	The annualised loan loss rate is 44bps after applying the total impairment charge of £896m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,424	24,837	2,711	187,972	232	718	485	1,435	186,537
Barclays International	33,735	4,399	1,793	39,927	392	1,200	949	2,541	37,386
Head Office	3,644	252	661	4,557	3	24	359	386	4,171
Total Barclays Group retail	197,803	29,488	5,165	232,456	627	1,942	1,793	4,362	228,094
Barclays UK	34,858	2,954	805	38,617	129	109	96	334	38,283
Barclays International	117,692	14,298	1,098	133,088	301	265	312	878	132,210
Head Office	192	—	18	210	—	—	18	18	192
Total Barclays Group wholesale	152,742	17,252	1,921	171,915	430	374	426	1,230	170,685
Total loans and advances at amortised cost	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592	398,779
Off-balance sheet loan commitments and financial guarantee contracts1	372,945	30,694	1,180	404,819	245	315	23	583	404,236
Total2	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175	803,015

	As at 31.12.22				Year ended 31.12.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	2.9	17.9	0.8		169		9
Barclays International	1.2	27.3	52.9	6.4		763		191
Head Office	0.1	9.5	54.3	8.5		—
Total Barclays Group retail	0.3	6.6	34.7	1.9		932		40
Barclays UK	0.4	3.7	11.9	0.9		106		27
Barclays International	0.3	1.9	28.4	0.7		127		10
Head Office	—	—	100.0	8.6		—
Total Barclays Group wholesale	0.3	2.2	22.2	0.7		233		14
Total loans and advances at amortised cost	0.3	5.0	31.3	1.4		1,165		29
Off-balance sheet loan commitments and financial guarantee contracts1	0.1	1.0	1.9	0.1		18
Other financial assets subject to impairment2						37
Total3	0.2	3.4	27.1	0.8		1,220

1	Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m ECL on £178.4bn Stage 1 assets, £9m on £1.5bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £144m on £149m Stage 3 other assets.

3	The annualised loan loss rate is 30bps after applying the total impairment charge of £1,220m.

Taskforce on Disclosures about Expected Credit Losses (DECL)

The latest DECL III Taskforce recommendation for the minimum product groupings has been adopted in the credit risk performance section for this period and the prior period comparatives have been aligned accordingly. The Group intends to adopt further enhancements such as geographical breakdown and other recommendations in future periods.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	155,521	15,114	1,841	848	17,803	2,108	175,432
Retail credit cards	29,351	5,676	356	266	6,298	1,455	37,104
Retail other	10,677	1,252	92	286	1,630	520	12,827
Corporate loans	106,387	14,074	133	209	14,416	2,602	123,405
Debt securities and other1	54,376	3,829	—	—	3,829	2	58,207
Total	356,312	39,945	2,422	1,609	43,976	6,687	406,975

Impairment allowance
Retail mortgages	41	67	21	16	104	409	554
Retail credit cards	474	1,235	164	152	1,551	1,125	3,150
Retail other	81	122	22	27	171	246	498
Corporate loans	335	367	12	8	387	589	1,311
Debt securities and other1	23	34	—	—	34	—	57
Total	954	1,825	219	203	2,247	2,369	5,570

Net exposure
Retail mortgages	155,480	15,047	1,820	832	17,699	1,699	174,878
Retail credit cards	28,877	4,441	192	114	4,747	330	33,954
Retail other	10,596	1,130	70	259	1,459	274	12,329
Corporate loans	106,052	13,707	121	201	14,029	2,013	122,094
Debt securities and other1	54,353	3,795	—	—	3,795	2	58,150
Total	355,358	38,120	2,203	1,406	41,729	4,318	401,405

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.1	1.9	0.6	19.4	0.3
Retail credit cards	1.6	21.8	46.1	57.1	24.6	77.3	8.5
Retail other	0.8	9.7	23.9	9.4	10.5	47.3	3.9
Corporate loans	0.3	2.6	9.0	3.8	2.7	22.6	1.1
Debt securities and other1	—	0.9	—	—	0.9	—	0.1
Total	0.3	4.6	9.0	12.6	5.1	35.4	1.4

1
Predominantly includes debt securities within Treasury and CIB, these have a total gross exposure of £53.2bn and an impairment allowance of £57m. Also includes loans and advances of £4.5bn within Treasury and £0.5bn within Head Office, which have an impairment allowance of £nil.

		Stage 2
As at 31.12.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	153,672	15,990	1,684	526	18,200	2,414	174,286
Retail credit cards	29,788	5,731	284	434	6,449	1,380	37,617
Retail other	13,470	1,232	104	132	1,468	720	15,658
Corporate loans	107,309	16,560	159	107	16,826	2,567	126,702
Debt securities and other1	46,306	3,797	—	—	3,797	5	50,108
Total	350,545	43,310	2,231	1,199	46,740	7,086	404,371

Impairment allowance
Retail mortgages	29	53	11	9	73	414	516
Retail credit cards	458	1,334	100	186	1,620	955	3,033
Retail other	100	118	22	26	166	308	574
Corporate loans	461	401	13	10	424	542	1,427
Debt securities and other1	9	33	—	—	33	—	42
Total	1,057	1,939	146	231	2,316	2,219	5,592

Net exposure
Retail mortgages	153,643	15,937	1,673	517	18,127	2,000	173,770
Retail credit cards	29,330	4,397	184	248	4,829	425	34,584
Retail other	13,370	1,114	82	106	1,302	412	15,084
Corporate loans	106,848	16,159	146	97	16,402	2,025	125,275
Debt securities and other1	46,297	3,764	—	—	3,764	5	50,066
Total	349,488	41,371	2,085	968	44,424	4,867	398,779

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.7	1.7	0.4	17.1	0.3
Retail credit cards	1.5	23.3	35.2	42.9	25.1	69.2	8.1
Retail other	0.7	9.6	21.2	19.7	11.3	42.8	3.7
Corporate loans	0.4	2.4	8.2	9.3	2.5	21.1	1.1
Debt securities and other1	—	0.9	—	—	0.9	—	0.1
Total	0.3	4.5	6.5	19.3	5.0	31.3	1.4

1
Predominantly includes debt securities within Treasury and CIB, these have a total gross exposure of £45.5bn and an impairment allowance of £42m. Also includes loans and advances of £4.1bn within Treasury and £0.5bn within Head Office, which have an impairment allowance of £nil.

Loans and advances at amortised cost by selected sectors

The table below presents a breakdown of drawn exposure and impairment allowance for loans and advances at amortised cost with stage allocation for selected industry sectors within the corporate loan portfolio. As the nature of macroeconomic uncertainties have evolved, including to higher interest rates and continuing inflationary stress, so has the appraisal of selected sectors under management focus.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.23	£m	£m	£m	£m	£m	£m	£m	£m
Autos	911	182	41	1,134	3	4	7	14
Consumer manufacture	4,046	1,351	231	5,628	20	37	49	106
Discretionary retail and wholesale	4,432	1,394	174	6,000	29	30	37	96
Hospitality and leisure	3,654	1,349	324	5,327	23	24	59	106
Passenger travel	733	194	39	966	6	7	13	26
Real estate	13,637	2,423	495	16,555	53	46	116	215
Steel and aluminium manufacturers	453	154	28	635	4	2	19	25
Total	27,866	7,047	1,332	36,245	138	150	300	588
Total of corporate exposures (%)	26%	49%	51%	29%	41%	39%	51%	45%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m
Autos	881	194	31	1,106	6	5	6	17
Consumer manufacture	3,845	1,729	199	5,773	45	41	46	132
Discretionary retail and wholesale	5,143	1,711	249	7,103	41	37	51	129
Hospitality and leisure	3,902	1,316	429	5,647	40	31	70	141
Passenger travel	744	267	51	1,062	9	7	13	29
Real estate	13,042	3,049	499	16,590	91	66	123	280
Steel and aluminium manufacturers	486	85	18	589	7	1	8	16
Total	28,043	8,351	1,476	37,870	239	188	317	744
Total of corporate exposures (%)	26%	50%	57%	30%	52%	44%	58%	52%

Gross loans and advances to selected sectors have decreased through the year, as has the coverage ratio at June 2023: 1.6%, (December 2022: 2.0%) primarily driven by non-default coverage reducing from 1.2% at December 2022 to 0.8% at June 2023. The lower impairment provisioning is primarily driven by the retirement of the customer uncertainty PMA following rebuild of certain CIB models, which better capture the macroeconomic outlook; and a granular assessment of the portfolio, which is subject to increased monitoring under Barclays Risk Management framework. The portfolio also benefits from an external hedge protection program that enables effective risk management against credit losses.

An additional £72m (December 2022: £115m) impairment allowance has been provisioned against undrawn commitments not included in the table above.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in the Barclays PLC Annual Report 2022.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements are measured over a 6-month period.

Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	153,672	29	18,200	73	2,414	414	174,286	516
Transfers from Stage 1 to Stage 2	(5,762)	(1)	5,762	1	—	—	—	—
Transfers from Stage 2 to Stage 1	5,086	15	(5,086)	(15)	—	—	—	—
Transfers to Stage 3	(145)	—	(141)	(9)	286	9	—	—
Transfers from Stage 3	18	1	80	1	(98)	(2)	—	—
Business activity in the period1	14,681	9	361	3	6	5	15,048	17
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,695)	(11)	(589)	53	(300)	(2)	(7,584)	40
Final repayments	(5,334)	(1)	(784)	(3)	(190)	(5)	(6,308)	(9)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(10)	(10)	(10)	(10)
As at 30 June 2023	155,521	41	17,803	104	2,108	409	175,432	554

Retail credit cards
As at 1 January 2023	29,788	458	6,449	1,620	1,380	955	37,617	3,033
Transfers from Stage 1 to Stage 2	(2,037)	(57)	2,037	57	—	—	—	—
Transfers from Stage 2 to Stage 1	1,789	429	(1,789)	(429)	—	—	—	—
Transfers to Stage 3	(239)	(13)	(531)	(255)	770	268	—	—
Transfers from Stage 3	12	7	6	3	(18)	(10)	—	—
Business activity in the period	1,290	25	97	25	2	1	1,389	51
Refinements to models used for calculation2	—	—	—	—	—	(20)	—	(20)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,128)	(360)	67	571	(152)	424	(1,213)	635
Final repayments	(124)	(15)	(38)	(41)	(12)	(13)	(174)	(69)
Disposals3	—	—	—	—	(91)	(56)	(91)	(56)
Write-offs	—	—	—	—	(424)	(424)	(424)	(424)
As at 30 June 2023	29,351	474	6,298	1,551	1,455	1,125	37,104	3,150

1	Business activity in the period reported within Retail mortgages includes an acquisition of Kensington Mortgage Company in UK Mortgages of £2.4bn.
2
Refinements to models used for calculation reported within Retail credit cards include a £20m movement in US cards. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

3	The £91m disposals reported within Retail credit cards relates to debt sales undertaken during the year.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	13,470	100	1,468	166	720	308	15,658	574
Transfers from Stage 1 to Stage 2	(890)	(12)	890	12	—	—	—	—
Transfers from Stage 2 to Stage 1	392	30	(392)	(30)	—	—	—	—
Transfers to Stage 3	(86)	(3)	(107)	(35)	193	38	—	—
Transfers from Stage 3	10	2	11	4	(21)	(6)	—	—
Business activity in the period	2,481	16	53	8	9	5	2,543	29
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(3,350)	(47)	(187)	50	(151)	27	(3,688)	30
Final repayments	(1,350)	(5)	(106)	(4)	(75)	(17)	(1,531)	(26)
Disposals1	—	—	—	—	(98)	(52)	(98)	(52)
Write-offs	—	—	—	—	(57)	(57)	(57)	(57)
As at 30 June 2023	10,677	81	1,630	171	520	246	12,827	498

Corporate loans
As at 1 January 2023	107,309	461	16,826	424	2,567	542	126,702	1,427
Transfers from Stage 1 to Stage 2	(5,875)	(31)	5,875	31	—	—	—	—
Transfers from Stage 2 to Stage 1	6,102	99	(6,102)	(99)	—	—	—	—
Transfers to Stage 3	(370)	(3)	(584)	(22)	954	25	—	—
Transfers from Stage 3	109	8	195	12	(304)	(20)	—	—
Business activity in the period	11,281	24	355	14	123	17	11,759	55
Refinements to models used for calculation2	—	(49)	—	142	—	—	—	93
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes3	1,521	(105)	(1,422)	(93)	(379)	225	(280)	27
Final repayments	(13,690)	(69)	(727)	(22)	(157)	(13)	(14,574)	(104)
Disposals1	—	—	—	—	(110)	(95)	(110)	(95)
Write-offs	—	—	—	—	(92)	(92)	(92)	(92)
As at 30 June 2023	106,387	335	14,416	387	2,602	589	123,405	1,311

1
The £98m disposals reported within Retail other includes £64m part sale of Wealth portfolio in Italy and £34m relates to debt sales undertaken during the year. The £110m disposals reported within Corporate loans relates to debt sales undertaken during the year.

2
Refinements to models used for calculation reported within Corporate loans include a £93m movement in Corporate and Investment Bank. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

3
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Corporate loans also include assets of £0.5bn de-recognised due to payment received on defaulted loans from government guarantees issued under government’s Bounce Back Loan Scheme.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Debt securities and other	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	46,306	9	3,797	33	5	—	50,108	42
Transfers from Stage 1 to Stage 2	(260)	—	260	—	—	—	—	—
Transfers from Stage 2 to Stage 1	118	2	(118)	(2)	—	—	—	—
Transfers to Stage 3	—	—	—	—	—	—	—	—
Transfers from Stage 3	—	—	—	—	—	—	—	—
Business activity in the period	15,435	3	140	2	2	—	15,577	5
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(2,087)	9	(82)	3	—	—	(2,169)	12
Final repayments	(5,136)	—	(168)	(2)	(5)	—	(5,309)	(2)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	—	—	—	—
As at 30 June 2023	54,376	23	3,829	34	2	—	58,207	57

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	12	31	5	48
Retail credit cards	16	(69)	650	597
Retail other	(19)	5	47	33
Corporate loans	(126)	(37)	234	71
Debt securities and other	14	1	—	15
ECL movement excluding assets derecognised due to disposals and write-offs1	(103)	(69)	936	764
ECL movement on loan commitments and other financial guarantees	(45)	(7)	18	(34)
ECL movement on other financial assets	8	3	(9)	2
Recoveries and reimbursements2	62	(29)	(51)	(18)
Total exchange and other adjustments				182
Total income statement charge for the period				896

1
In H123, gross write-offs amounted to £583m (H122: £768m). Post write-off recoveries amounted to £21m (H122: £36m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £562m (H122: £732m).

2
Recoveries and reimbursements includes a net reduction of £3m (H122 gain: £11m) in amounts expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain loan assets with third parties; cash recoveries of previously written off amounts is £21m (H122: £36m).

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	11,714	—	450	—	6	—	12,170	—
Net transfers between stages	(22)	—	20	—	2	—	—	—
Business activity in the period	6,019	—	—	—	—	—	6,019	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,423)	—	18	—	(4)	—	(7,409)	—
Limit management and final repayments	(190)	—	(21)	—	—	—	(211)	—
As at 30 June 2023	10,098	—	467	—	4	—	10,569	—

Retail credit cards
As at 1 January 2023	144,957	50	5,435	83	228	—	150,620	133
Net transfers between stages	(358)	36	293	(36)	65	—	—	—
Business activity in the period	10,136	7	107	6	1	—	10,244	13
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,446)	(34)	(646)	76	(36)	—	(7,128)	42
Limit management and final repayments	(7,696)	(5)	(331)	(20)	(37)	—	(8,064)	(25)
As at 30 June 2023	140,593	54	4,858	109	221	—	145,672	163

Retail other
As at 1 January 2023	10,427	5	520	—	80	—	11,027	5
Net transfers between stages	(92)	—	67	—	25	—	—	—
Business activity in the period	655	—	2	—	2	—	659	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,209)	3	(44)	—	(48)	—	(1,301)	3
Limit management and final repayments	(420)	—	(10)	—	—	—	(430)	—
As at 30 June 2023	9,361	8	535	—	59	—	9,955	8

Corporate loans
As at 1 January 2023	205,684	190	24,289	232	866	23	230,839	445
Net transfers between stages	747	18	(898)	(19)	151	1	—	—
Business activity in the period	22,771	7	544	8	1	—	23,316	15
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,977	(26)	594	(3)	184	19	2,755	(10)
Limit management and final repayments	(26,568)	(51)	(1,752)	(19)	(224)	(2)	(28,544)	(72)
As at 30 June 2023	204,611	138	22,777	199	978	41	228,366	378

Debt securities and other
As at 1 January 2023	163	—	—	—	—	—	163	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the period	14	—	—	—	—	—	14	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1)	—	—	—	—	—	(1)	—
Limit management and final repayments	—	—	—	—	—	—	—	—
As at 30 June 2023	176	—	—	—	—	—	176	—

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:

Management adjustments to models for impairment allowance presented by product1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments	Management adjustments	Total impairment allowance3	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 30 June 2023	£m	£m	£m	£m	£m	%
Retail mortgages	416	22	116	138	554	24.9
Retail credit cards	3,122	143	48	191	3,313	5.8
Retail other	453	8	45	53	506	10.5
Corporate loans	1,441	98	150	248	1,689	14.7
Debt securities and other	57	—	—	—	57	—
Total	5,489	271	359	630	6,119	10.3

As at 31 December 2022	£m	£m	£m	£m	£m	%
Retail mortgages	427	4	85	89	516	17.2
Retail credit cards	2,986	93	87	180	3,166	5.7
Retail other	455	25	99	124	579	21.4
Corporate loans	1,740	195	(63)	132	1,872	7.1
Debt securities and other	42	—	—	—	42	—
Total	5,650	317	208	525	6,175	8.5

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 30 June 2023	£m	£m	£m	£m
Retail mortgages	5	14	3	22
Retail credit cards	27	116	—	143
Retail other	3	5	—	8
Corporate loans	77	14	7	98
Debt securities and other	—	—	—	—
Total	112	149	10	271

As at 31 December 2022	£m	£m	£m	£m
Retail mortgages	1	3	—	4
Retail credit cards	17	76	—	93
Retail other	7	17	1	25
Corporate loans	181	14	—	195
Debt securities and other	—	—	—	—
Total	206	110	1	317

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance
2	Includes £4.7bn (FY22: £4.8bn) of modelled ECL, £0.4bn (FY22: £0.4bn) of individually assessed impairments and £0.4bn (FY22: £0.5bn) ECL from non-modelled exposures.
3	Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Economic uncertainty adjustments

Models have been developed with data from non-inflationary periods establishing a relationship between input variables and customer delinquency based on past behaviour. Additionally, models are trying to interpret significant rates of change in macroeconomic variables and applying these to stable probability of default (PD) levels. As such there is a risk that the modelled output fails to capture the appropriate response to changes in macroeconomic variables including higher interest rates and continuing inflationary stress with modelled impairment provisions impacted by uncertainty.

This uncertainty continues to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

Economic uncertainty adjustments have decreased from last year, informed by retirement of all legacy Corporate and Investment Bank (CIB) adjustments following the rebuild of certain CIB models in order to better capture the macroeconomic outlook. Furthermore, adjustments have been re-sized to capture affordability headwinds in UK retail lending considered not adequately captured in modelled outcomes.

The balance as at H123 is £271m (FY22: £317m) and includes:

Customer and client uncertainty provisions of £221m (FY22: £423m) includes:

●
Retail mortgages: £22m (FY22: £4m) includes an adjustment applied to customers considered most vulnerable to affordability pressures. The increase is primarily driven by an adjustment introduced to reflect the risk of borrowers refinancing onto higher rates in the medium term.

●
Retail credit cards: £93m (FY22: £93m) and Retail other: £8m (FY22: £25m) includes an adjustment applied to customers considered most vulnerable to affordability pressures. This adjustment is predominantly held in Stage 2 in line with customer risk profiles. Reduction within Retail other is primarily driven by re-scoping for customers remaining resilient to affordability headwinds.

●
Corporate loans: £98m (FY22: £301m) includes an adjustment of £86m to reflect possible cross default risk on Barclays’ lending in respect of clients who have taken bounce back loans and £12m for SME exposures considered most at risk from inflationary concerns, supply chain constraints and consumer demand headwinds.

The reduction of £(203)m is primarily informed by retirement of adjustment for high risk sectors following a granular credit risk assessment for qualifying exposures, and re-build of certain CIB models which more appropriately capture downside risk.

Model uncertainty provisions of £50m (FY22: £(106)m) includes:

●	Retail credit cards: £50m (FY22: £nil) includes an adjustment to reflect recent changes to certain macroeconomic variables to more appropriately capture the provision impact.
●
Previously held adjustment of £(106)m within Corporate loans to correct for model oversensitivity has been retired following the re-build of certain CIB models which more appropriately capture the macroeconomic outlook.

Other adjustments

Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Other adjustments of £359m (FY22: £208m) includes:

●
Retail mortgages: £116m (FY22: £85m) primarily include adjustments informed by model monitoring and an adjustment for the definition of default under the Capital Requirements Regulation. The increase is predominantly driven by resizing of model monitoring adjustments.

●
Retail credit cards: £48m (FY22: £87m) primarily includes an adjustment in the UK for the definition of default under the Capital Requirements Regulation, and an adjustment in the US to the qualitative measures for high-risk account management (HRAM) accounts; partially offset by model monitoring adjustments.

The reduction is primarily driven by an adjustment made during the year in the US to limit ECL sensitivity to certain macroeconomic variables partially offset by an adjustment in the UK for recalibration of Loss Given Default (LGD) to reflect revised recovery expectations.

●
Retail other: £45m (FY22: £99m) primarily includes an adjustment for the definition of default under the Capital Requirements Regulation and adjustments informed by model monitoring. The reduction is primarily driven by operational model adjustments made during the year within Private Banking and Wealth Management.

●
Corporate loans: £150m (FY22: £(63)m) primarily include adjustments within SME informed by model monitoring and definition of default under the Capital Requirements Regulation.

Movement of £213m within Corporate loans is primarily driven by the retirement of all CIB legacy adjustments. Management adjustments held in 2022 primarily comprised of an adjustment to limit ECL sensitivity to the macroeconomic variable for Federal Tax Receipts and model monitoring adjustments, which is no longer needed following the re-build of certain CIB models.

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q223 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, although the outlook in major economies has improved somewhat (since Q422), the full effect of the inflation shock and rising rates is lagged and so contributes to a further squeeze of household finances over the coming quarters, posing downside risks to GDP. UK and US unemployment rates increase only gradually in the coming quarters, peaking at 4.5% in Q424 and 4.7% in Q224 respectively. Central banks continue raising interest rates, with both the UK bank rate and the US federal funds rate peaking at 5.25% during 2023.

The Downside 2 scenario is broadly aligned to the previous scenario refresh. Inflation rates rise again as energy prices suddenly surge again amid renewed geopolitical risks. Inflation becomes entrenched and inflation expectations go up, contributing to higher pressure on wage growth. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8% and the US federal funds rate peaking at 7%. Weakened businesses lay off workers and consumers stop spending exacerbating the downward stress. Unemployment peaks at 8.5% in the UK and 9.8% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside scenarios, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. As a result of easing inflation, central banks lower interest rates to support the economic recovery.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The decrease in the Downside weightings and the increase in the Upside weightings reflected the improving economic outlook which moved the Baseline UK/US GDP paths closer to the Upside scenarios. For further details see page 38.

The economic uncertainty adjustments of £0.3bn (2022: £0.3bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.2bn (2022: £0.4bn) which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £0.1bn (2022: £(0.1)bn). For further details see page 36.

The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Macroeconomic variables used in the calculation of ECL
As at 30.06.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.3	0.9	1.6	1.8	1.9
UK unemployment2	4.1	4.4	4.2	4.2	4.2
UK HPI3	(6.1)	(1.3)	2.0	4.3	5.7
UK bank rate	4.8	4.6	3.9	3.8	3.5
US GDP1	1.1	0.7	2.0	2.0	2.0
US unemployment4	3.8	4.6	4.6	4.6	4.6
US HPI5	(0.7)	3.6	2.4	2.7	2.7
US federal funds rate	5.0	3.7	3.0	2.8	3.0

Downside 2
UK GDP1	(0.5)	(5.0)	(0.4)	2.5	1.9
UK unemployment2	4.4	7.8	8.3	7.7	7.1
UK HPI3	(10.2)	(20.5)	(17.7)	5.6	8.2
UK bank rate	5.5	8.0	7.3	6.1	4.8
US GDP1	0.5	(4.8)	(0.3)	2.8	2.1
US unemployment4	4.5	8.7	9.6	8.5	7.0
US HPI5	(1.8)	(3.7)	(4.2)	2.6	4.8
US federal funds rate	5.7	7.0	6.5	5.1	4.2

Downside 1
UK GDP1	(0.1)	(2.1)	0.6	2.2	1.9
UK unemployment2	4.2	6.1	6.2	5.9	5.6
UK HPI3	(8.1)	(11.3)	(8.2)	5.0	7.0
UK bank rate	5.2	6.1	5.6	4.8	4.1
US GDP1	0.8	(2.0)	0.8	2.4	2.0
US unemployment4	4.1	6.7	7.1	6.5	5.8
US HPI5	(1.2)	(0.1)	(0.9)	2.7	3.8
US federal funds rate	5.2	4.9	4.5	4.3	3.8

Upside 2
UK GDP1	1.2	4.1	3.2	2.6	2.3
UK unemployment2	3.9	3.6	3.5	3.6	3.6
UK HPI3	0.4	10.6	4.8	4.2	3.8
UK bank rate	4.4	3.3	2.5	2.5	2.5
US GDP1	2.2	3.9	3.0	2.8	2.8
US unemployment4	3.4	3.5	3.6	3.6	3.6
US HPI5	2.5	5.5	4.6	4.5	4.5
US federal funds rate	4.7	3.2	2.2	2.0	2.0

Upside 1
UK GDP1	0.8	2.5	2.4	2.2	2.1
UK unemployment2	4.0	4.0	3.9	3.9	3.9
UK HPI3	(2.9)	4.5	3.4	4.3	4.7
UK bank rate	4.6	4.0	3.1	3.0	3.0
US GDP1	1.6	2.3	2.5	2.4	2.4
US unemployment4	3.6	4.1	4.1	4.1	4.1
US HPI5	0.9	4.6	3.5	3.6	3.6
US federal funds rate	4.8	3.4	2.6	2.5	2.5

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Macroeconomic variables used in the calculation of ECL
As at 31.12.22	2022	2023	2024	2025	2026
Baseline	%	%	%	%	%
UK GDP1	3.3	(0.8)	0.9	1.8	1.9
UK unemployment2	3.7	4.5	4.4	4.1	4.2
UK HPI3	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP1	1.8	0.5	1.2	1.5	1.5
US unemployment4	3.7	4.3	4.7	4.7	4.7
US HPI5	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2
UK GDP1	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment2	3.7	6.0	8.4	8.0	7.4
UK HPI3	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP1	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment4	3.7	6.0	8.5	8.1	7.1
US HPI5	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1
UK GDP1	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment2	3.7	5.2	6.4	6.0	5.8
UK HPI3	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP1	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment4	3.7	5.1	6.6	6.4	5.9
US HPI5	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2
UK GDP1	3.3	2.8	3.7	2.9	2.4
UK unemployment2	3.7	3.5	3.4	3.4	3.4
UK HPI3	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP1	1.8	3.3	3.5	2.8	2.8
US unemployment4	3.7	3.3	3.3	3.3	3.3
US HPI5	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1
UK GDP1	3.3	1.0	2.3	2.4	2.1
UK unemployment2	3.7	4.0	3.9	3.8	3.8
UK HPI3	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP1	1.8	1.9	2.3	2.2	2.2
US unemployment4	3.7	3.8	4.0	4.0	4.0
US HPI5	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.23
Scenario probability weighting	13.0	24.7	40.2	15.2	6.9
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point, in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.23%		%	%	%	%
UK GDP2	15.1	11.2	1.3	(2.7)	(6.9)
UK unemployment3	3.5	3.9	4.2	6.5	8.5
UK HPI4	25.8	14.6	0.8	(25.2)	(41.5)
UK bank rate	2.5	3.0	4.1	6.3	8.0
US GDP2	15.9	11.9	1.6	(2.3)	(6.2)
US unemployment3	3.3	3.5	4.4	7.2	9.8
US HPI4	23.6	17.2	2.1	(2.3)	(10.1)
US federal funds rate	2.0	2.5	3.5	5.3	7.0
As at 31.12.22%		%	%	%	%
UK GDP2	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment3	3.4	3.6	4.2	6.6	8.5
UK HPI4	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate	0.5	0.5	3.5	6.3	8.0
US GDP2	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment3	3.3	3.6	4.4	6.7	8.6
US HPI4	35.0	27.5	3.8	3.7	0.2
US federal funds rate	0.1	0.1	3.3	6.0	7.0

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q123 (2022: Q122).

2
Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.23%		%	%	%	%
UK GDP2	2.7	2.0	1.3	0.5	(0.3)
UK unemployment3	3.6	3.9	4.2	5.6	7.0
UK HPI4	4.7	2.8	0.8	(3.4)	(7.6)
UK bank rate	3.0	3.6	4.1	5.2	6.4
US GDP2	2.9	2.3	1.6	0.8	—
US unemployment3	3.5	4.0	4.4	6.0	7.6
US HPI4	4.3	3.2	2.1	0.8	(0.5)
US federal funds rate	2.8	3.2	3.5	4.5	5.7
As at 31.12.22%		%	%	%	%
UK GDP2	3.0	2.2	1.4	0.7	—
UK unemployment3	3.5	3.8	4.2	5.4	6.7
UK HPI4	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate	2.5	2.9	3.5	4.7	5.8
US GDP2	2.9	2.1	1.3	0.7	—
US unemployment3	3.4	3.9	4.4	5.5	6.7
US HPI4	6.2	5.0	3.8	2.5	1.2
US federal funds rate	2.8	3.1	3.3	4.3	5.2

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2022 (2022: 2021).
3	5-year average. Period based on 20 quarters from Q123 (2022: Q122).
4	5-year quarter end CAGR, starting Q422 (2022: Q421).

ECL under 100% weighted scenarios for modelled portfolios

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

	Scenarios
As at 30 June 2023	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	149,626	151,300	150,889	150,274	147,210	141,860
Retail credit cards2	66,280	66,587	66,408	66,240	66,101	65,834
Retail other2	11,479	11,654	11,573	11,482	11,307	11,146
Corporate loans2	146,763	152,688	150,797	147,814	142,071	127,549
Debt securities and other3	28,515	28,693	28,673	28,515	28,503	28,226
Stage 1 Model ECL (£m)
Retail mortgages	10	3	4	5	18	49
Retail credit cards	495	483	489	495	505	515
Retail other	52	47	50	51	55	60
Corporate loans	278	234	257	275	300	303
Debt securities and other	21	18	19	21	23	26
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.7	0.7	0.7	0.7	0.8	0.8
Retail other	0.5	0.4	0.4	0.4	0.5	0.5
Corporate loans	0.2	0.2	0.2	0.2	0.2	0.2
Debt securities and other	0.1	0.1	0.1	0.1	0.1	0.1
Stage 2 Model Exposure (£m)
Retail mortgages	18,147	16,473	16,884	17,499	20,563	25,913
Retail credit cards2	7,471	6,748	7,090	7,424	8,170	9,066
Retail other2	1,699	1,512	1,597	1,690	1,891	2,078
Corporate loans2	26,584	20,495	22,449	25,555	31,422	46,128
Debt securities and other3	2,629	2,451	2,471	2,629	2,641	2,918
Stage 2 Model ECL (£m)
Retail mortgages	40	18	21	24	62	300
Retail credit cards	1,559	1,376	1,456	1,541	1,757	2,023
Retail other	137	115	126	135	162	185
Corporate loans	558	368	427	521	805	1,401
Debt securities and other	35	28	31	34	41	56
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.1	0.3	1.2
Retail credit cards	20.9	20.4	20.5	20.8	21.5	22.3
Retail other	8.1	7.6	7.9	8.0	8.6	8.9
Corporate loans	2.1	1.8	1.9	2.0	2.6	3.0
Debt securities and other	1.3	1.1	1.3	1.3	1.6	1.9
Stage 3 Model Exposure (£m)4
Retail mortgages	1,580	1,580	1,580	1,580	1,580	1,580
Retail credit cards	1,497	1,497	1,497	1,497	1,497	1,497
Retail other	219	219	219	219	219	219
Corporate loans	3,193	3,193	3,193	3,193	3,193	3,193
Debt securities and other3	—	—	—	—	—	—
Stage 3 Model ECL (£m)
Retail mortgages	329	303	309	316	360	455
Retail credit cards	983	966	975	983	996	1,007
Retail other	138	136	137	138	140	143
Corporate loans5	81	76	78	80	88	97
Debt securities and other	—	—	—	—	—	—
Stage 3 Coverage (%)
Retail mortgages	20.8	19.2	19.6	20.0	22.8	28.8
Retail credit cards	65.7	64.5	65.1	65.7	66.5	67.3
Retail other	63.0	62.1	62.6	63.0	63.9	65.3
Corporate loans5	2.5	2.4	2.4	2.5	2.8	3.0
Debt securities and other	—	—	—	—	—	—
Total Model ECL (£m)
Retail mortgages	379	324	334	345	440	804
Retail credit cards	3,037	2,825	2,920	3,019	3,258	3,545
Retail other	327	298	313	324	357	388
Corporate loans5	917	678	762	876	1,193	1,801
Debt securities and other	56	46	50	55	64	82
Total Model ECL	4,716	4,171	4,379	4,619	5,312	6,620

Reconciliation to total ECL	£m
Total weighted model ECL	4,716
ECL from individually assessed impairments5	420
ECL from non-modelled exposures and others	353
ECL from post model management adjustments	630
Of which: ECL from economic uncertainty adjustments	271
Total ECL	6,119

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	For Retail credit cards, Retail other and Corporate loans, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
3	Debt securities and other excludes Treasury exposures since these are non-modelled.
4
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 June 2023 and not on macroeconomic scenario.

5
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £420m is reported as an individually assessed impairment in the reconciliation table.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 2.1%.

Retail mortgages: Total weighted ECL of £379m represents a 9.9% increase over the Baseline ECL (£345m) with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £804m driven by a significant fall in UK HPI.

Retail credit cards: Total weighted ECL of £3,037m is broadly aligned to the Baseline ECL (£3,019m). Total ECL increases to £3,545m under the Downside 2 scenario, driven by an increase in UK unemployment rate.

Retail other: Total weighted ECL of £327m is aligned to the Baseline ECL (£324m). Total ECL increases to £388m under the Downside 2 scenario, largely driven by increase in UK unemployment rate.

Corporate loans: Total weighted ECL of £917m represents a 4.7% increase over the Baseline ECL (£876m). Total ECL increases to £1,801m under Downside 2 scenario, driven by decrease in UK GDP and US GDP.

Debt securities and other: Total weighted ECL of £56m is broadly aligned to the Baseline ECL (£55m). Total ECL increases to £82m under the Downside 2 scenario.

	Scenarios
As at 31 December 2022	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	144,701	147,754	146,873	145,322	142,599	138,619
Retail credit cards2	67,204	67,622	67,352	67,080	66,908	66,636
Retail other2	12,282	12,428	12,341	12,235	12,111	11,986
Corporate loans2	156,302	164,207	161,578	158,218	150,827	138,618
Debt securities and other3	32,380	32,484	32,403	32,385	32,321	31,137
Stage 1 Model ECL (£m)
Retail mortgages	7	3	3	4	9	30
Retail credit cards	509	493	503	512	517	521
Retail other	52	45	49	52	54	55
Corporate loans	341	259	290	325	397	443
Debt securities and other	14	10	11	13	17	21
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.7	0.7	0.8	0.8	0.8
Retail other	0.4	0.4	0.4	0.4	0.4	0.5
Corporate loans	0.2	0.2	0.2	0.2	0.3	0.3
Debt securities and other	—	—	—	—	0.1	0.1
Stage 2 Model Exposure (£m)
Retail mortgages	18,723	15,670	16,551	18,102	20,825	24,805
Retail credit cards2	7,611	6,551	7,118	7,691	8,313	9,062
Retail other2	1,559	1,386	1,485	1,601	1,741	1,881
Corporate loans2	24,935	16,858	19,550	23,031	30,548	42,952
Debt securities and other3	943	839	919	938	1,002	2,186
Stage 2 Model ECL (£m)
Retail mortgages	33	15	18	23	45	151
Retail credit cards	1,624	1,361	1,487	1,624	1,811	2,032
Retail other	124	96	109	124	144	160
Corporate loans	610	399	470	569	817	1,304
Debt securities and other	32	23	26	31	42	66
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.1	0.2	0.6
Retail credit cards	21.3	20.8	20.9	21.1	21.8	22.4
Retail other	8.0	6.9	7.3	7.7	8.3	8.5
Corporate loans	2.4	2.4	2.4	2.5	2.7	3.0
Debt securities and other	3.4	2.7	2.8	3.3	4.2	3.0
Stage 3 Model Exposure (£m)4
Retail mortgages	1,553	1,553	1,553	1,553	1,553	1,553
Retail credit cards	1,354	1,354	1,354	1,354	1,354	1,354
Retail other	216	216	216	216	216	216
Corporate loans	2,892	2,892	2,892	2,892	2,892	2,892
Debt securities and other3	—	—	—	—	—	—
Stage 3 Model ECL (£m)
Retail mortgages	332	311	317	323	347	405
Retail credit cards	880	861	871	880	893	903
Retail other	132	129	131	132	134	136
Corporate loans5	70	66	68	70	78	85
Debt securities and other	—	—	—	—	—	—
Stage 3 Coverage (%)
Retail mortgages	21.4	20.0	20.4	20.8	22.3	26.1
Retail credit cards	65.0	63.6	64.3	65.0	66.0	66.7
Retail other	61.1	59.7	60.6	61.1	62.0	63.0
Corporate loans5	2.4	2.3	2.4	2.4	2.7	2.9
Debt securities and other	—	—	—	—	—	—
Total Model ECL (£m)
Retail mortgages	372	329	338	350	401	586
Retail credit cards	3,013	2,715	2,861	3,016	3,221	3,456
Retail other	308	270	289	308	332	351
Corporate loans5	1,021	724	828	964	1,292	1,832
Debt securities and other	46	33	37	44	59	87
Total Model ECL	4,760	4,071	4,353	4,682	5,305	6,312

Reconciliation to total ECL	£m
Total weighted model ECL	4,760
ECL from individually assessed impairments5	434
ECL from non-modelled exposures and others	456
ECL from post model management adjustments	525
Of which: ECL from economic uncertainty adjustments	317
Total ECL	6,175

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	For Retail credit cards, Retail other and Corporate loans, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
3	Debt securities and other excludes Treasury exposures since these are non-modelled.
4
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2022 and not on macroeconomic scenario.

5
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £434m is reported as an individually assessed impairment in the reconciliation table

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 95% (December 2022: 93%) of the Group’s total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 30.06.23	As at 31.12.22
Gross loans and advances (£m)	166,374	162,380
90 day arrears rate, excluding recovery book (%)	0.2	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.5
Recovery book impairment coverage ratio (%)1	6.4	5.2

Average marked to market LTV
Balance weighted %	52.8	50.4
Valuation weighted %	39.2	37.3

New lending	Half year ended 30.06.23	Half year ended 30.06.22
New home loan bookings (£m)	12,531	14,117
New home loan proportion > 90% LTV (%)	0.7	2.6
Average LTV on new home loans: balance weighted (%)	62.5	68.6
Average LTV on new home loans: valuation weighted (%)	53.7	60.4

1	Recovery Book Impairment Coverage Ratio excludes KMC and Settle portfolios.

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.23
<=75%	75.8	9.5	0.7	86.0	10.3	27.4	27.4	65.1	—	0.3	4.3	0.1
>75% and <=90%	11.4	0.9	0.1	12.4	5.7	13.5	8.2	27.4	0.1	1.8	30.4	0.3
>90% and <=100%	1.5	0.1	—	1.6	0.9	1.5	1.9	4.3	0.1	1.8	69.9	0.3
>100%	—	—	—	—	0.1	0.5	2.6	3.2	0.3	12.9	70.5	11.2
As at 31.12.22
<=75%	78.8	10.5	0.8	90.1	10.2	30.8	33.2	74.2	—	0.2	2.9	0.1
>75% and <=90%	8.8	0.5	—	9.3	3.9	9.7	5.2	18.8	—	1.4	30.8	0.1
>90% and <=100%	0.6	—	—	0.6	0.3	0.3	2.4	3.0	—	1.5	85.0	0.4
>100%	—	—	—	—	0.1	0.6	3.3	4.0	0.4	21.4	64.9	13.1

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2023.

New lending reduced 11% to £12.5bn (H122: £14.1bn), mainly driven by economic conditions that resulted in general mortgage market suppression, including higher mortgage payments as rates continued to rise and increased cost of living factors in line with inflation. The reduction in new home loan proportion of >90% LTV was driven by credit tightening actions taken in the period and the impact from the withdrawal of the Government Help to Buy scheme.

Head Office: Italian home loans and advances at amortised cost reduced to £4.0bn (2022: £4.5bn) and continue to run off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 56.6% (2022: 58.8%). 90 day arrears increased to 1.6% (2022: 1.2%) due to deterioration caused by affordability stress related to rising inflation and interest rates. The gross charge-off rate was stable at 0.6% (2022: 0.6%).

Retail credit cards and Retail other

The principal portfolios listed below accounted for 91% (December 2022: 85%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.23	£m	%	%	%	%
Barclays UK
UK cards	10,011	0.9	0.2	2.0	1.9
UK personal loans	3,717	1.5	0.6	1.3	1.1
Barclays Partner Finance	2,557	0.5	0.2	0.6	0.6
Barclays International
US cards	24,908	2.4	1.2	2.5	2.4
Germany consumer lending	4,098	1.7	0.8	0.8	0.8

As at 31.12.22
Barclays UK
UK cards	9,939	0.9	0.2	3.7	3.6
UK personal loans	4,023	1.4	0.6	4.1	3.8
Barclays Partner Finance	2,612	0.5	0.2	0.7	0.7
Barclays International
US cards	25,554	2.2	1.2	2.4	2.3
Germany consumer lending	4,269	1.7	0.7	0.7	0.6

UK cards: 30 day and 90 days arrears rate remain stable at 0.9% (Q422: 0.9%) and 0.2% (Q422: 0.2%) respectively, whilst total exposure increased to £10bn. Both the gross and net write off rates decreased by 1.7% due to the impact of lower historical delinquency flows.

UK personal loans: 30 days arrears rates have marginally increased to 1.5% (Q422: 1.4%) whilst 90 days arrears rate remained stable at 0.6% (Q422: 0.6%). Total exposure decreased to £3.7bn due to lower demand and prudent lending strategies. The annualised gross and net write off rates decreased by 2.8% and 2.7% respectively, due to the impact of lower historical delinquency flows.

Barclays Partner Finance: 30 day and 90 days arrears rate remain stable at 0.5% (Q422: 0.5%) and 0.2% (Q422: 0.2%) respectively, with total exposure stable at £2.6bn. Both the annualised gross and net write off rates decreased by 0.1%

US cards: Balances increased 2% in USD as consumer spending remained strong, however movement in the USD/GBP exchange rate resulted in a decrease in reported balances. 30 day arrears rates increased to 2.4% (Q422: 2.2%) due to the continued normalisation of customer behaviour, though rates remain below pre-pandemic levels. Write-off rates increased due to normalisation and as the impact of Gap portfolio write-offs lagging the portfolio acquisition and building to steady state levels.

Germany consumer lending: 30 day arrears rate remain at 1.7% (Q422: 1.7%) despite increase of macroeconomic uncertainty in Germany.

Government supported loans

Since the COVID-19 pandemic Barclays has supported its customers and clients by participating in the UK government's Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS), Coronavirus Large Business Interruption Loan Scheme (CLBILS) and the Recovery Loan Scheme (RLS).

	Gross exposure				Impairment allowance				Government guaranteed exposure
	Stage 1	Stage 2	Stage 3	Total	Modelled impairment	Management adjustment	Impairment post- management adjustment	Impairment Coverage	Total
As at 30.06.23	£m	£m	£m	£m	£m	£m	£m	%	£m
Barclays UK
BBLS	2,747	2,244	444	5,435	8	26	34	0.6	5,400
CBILS	233	288	76	597	17	(4)	13	2.2	478
RLS	13	2	2	17	—	—	—	—	13
Barclays International
CBILS	235	163	15	413	7	—	7	1.7	330
CLBILS	40	23	10	73	2	—	2	3.2	59
RLS	18	3	1	22	—	—	—	1.9	16
Total	3,286	2,723	548	6,557	34	22	56	0.9	6,296

As at 31.12.22
Barclays UK
BBLS	3,066	2,903	618	6,587	6	27	33	0.5	6,554
CBILS	286	396	66	748	22	(9)	13	1.7	598
RLS	13	4	1	18	—	—	—	—	14
Barclays International
CBILS	306	154	8	468	5	—	5	1.1	375
CLBILS	67	32	13	112	2	—	2	2.1	89
RLS	17	3	1	21	—	—	—	1.5	16
Total	3,755	3,492	707	7,954	35	18	53	0.7	7,646

The BBLS and CBILS schemes were launched to provide financial support to smaller and medium-sized businesses and CLBILS for larger businesses in the UK who may experience financial difficulties as a result of the COVID-19 outbreak. The RLS aims to help UK businesses access finance as they recover and grow following the COVID-19 pandemic. These loans are guaranteed by the government at 100% for BBLS and 80% for CBILS, CLBILS and RLS (70% for RLS issued post January 1, 2022) as at the balance sheet date.

In instances where Barclays has assessed the BBLS exposure to have not met strict assessment criteria, no claim has been made against the government guarantee resulting in an impairment allowance against these loans of £34m (December 2022: £33m) as at the balance sheet date. The remaining balance represents impairment allowance against the CBILS & CLBILS which are 80% guaranteed by government.

Additionally, while the government supported loans are covered by guarantees, many BBLS customers have other financing arrangements with Barclays which are not covered by the government guarantee. Noting the elevated levels of delinquency across the BBLS population, Barclays has continued to apply an adjustment of £0.1bn to BBLS customers outside the scheme.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.23			Half year ended 31.12.22			Half year ended 30.06.22
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	48	57	38	35	71	17	16	24	8
Interest rate risk	16	25	9	16	23	10	10	19	4
Equity risk	6	10	3	10	16	4	10	29	4
Basis risk	16	25	11	15	20	11	9	24	4
Spread risk	10	14	7	8	11	5	5	10	3
Foreign exchange risk	3	6	1	5	17	3	10	25	2
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	9	11	6	7	11	5	6	17	3
Diversification effect1	(63)	n/a	n/a	(52)	n/a	n/a	(39)	n/a	n/a
Total management VaR	45	60	34	44	73	27	27	43	13

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table

Average Management VaR was stable at £45m (H222: £44m) and the range narrowed. Management VaR decreased in H123 from a high of £73m in November 2022, driven by a reduction in funded, fair value leverage loan exposure in Investment Banking and lower volatility. Market volatility and credit spread levels declined in H123 as geopolitical tensions eased, inflation decreased and the pace of interest rate rises moderated.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.

The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2023 the spot LCR was 158% (December 2022: £165%), and the average LCR (trailing average of last twelve month ends) was 157%. The Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio	As at 30.06.23	As at 31.12.22
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	313	295
Net stress outflows	(198)	(178)
Surplus	115	117

Liquidity coverage ratio	158%	165%

Net Stable Funding Ratio
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (assets on balance sheet and certain off balance sheet exposures). The NSFR (average of last four quarter ends) as at 30 June 2023 was 139%, which was a surplus above requirements of £166bn.

Net Stable Funding Ratio1	As at 30.06.23	As at 31.12.22
	£bn	£bn
Total Available Stable Funding	596	576
Total Required Stable Funding	430	421
Surplus	166	155

Net Stable Funding Ratio	139%	137%

1	Represents average of the last four spot quarter end positions

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2023	2022
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	249	—	—	—	249	264	263

Government bonds3
AAA to AA-	—	37	8	—	45	49	39
A+ to A-	—	3	1	—	4	4	3
BBB+ to BBB-	—	1	—	—	1	1	—
Total government bonds	—	41	9	—	50	54	42

Other
Government Guaranteed Issuers, PSEs and GSEs	—	4	1	—	5	5	6
International Organisations and MDBs	—	2	—	—	2	2	2
Covered bonds	—	2	3	—	5	6	5
Other	—	—	—	2	2	—	—
Total other	—	8	4	2	14	13	13

Total as at 30 June 2023	249	49	13	2	313	331
Total as at 31 December 2022	248	31	15	1	295		318

1
The LCR eligible HQLA is adjusted for operational restrictions upon consolidation under Article 8 of the Liquidity Coverage Ratio section of the PRA rulebook (CRR) such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 98% (December 2022: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 78% (December 2022: over 79%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool increased to £331bn as at June 2023 (December 2022: £318bn) driven by deposit growth. During 2023, the month-end liquidity pool ranged from £321bn to £342bn (2022: £309bn to £359bn), and the month-end average balance was £331bn (2022: £331bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool represents readily accessible funds to meet potential cash outflows during stress periods.

As at 30 June 2023, 65% (December 2022: 60%) of the liquidity pool was located in Barclays Bank PLC, 21% (December 2022: 25%) in Barclays Bank UK PLC and 9% (December 2022: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding

	As at 30.06.23			As at 31.12.22
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	226	250	90	87
Barclays International	171	305	56	59
Head Office	4	—
Barclays Group	401	555	72	73

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2023 are summarised below:
	As at 30.06.23	As at 31.12.22		As at 30.06.23	As at 31.12.22
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	377	385	Deposits at amortised cost	555	546
Group liquidity pool	331	318	<1 Year wholesale funding	73	73
			>1 Year wholesale funding	110	111
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	479	412	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	428	370
Derivative financial instruments	266	302	Derivative financial instruments	255	290
Other assets2	97	97	Other liabilities	60	55
			Equity	69	69
Total assets	1,550	1,514	Total liabilities and equity	1,550	1,514

1	Adjusted for liquidity pool debt securities reported at amortised cost of £24bn (December 2022: £14bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £183.3bn (December 2022: £184.0bn). In 2023, the Group issued £7.1bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.

Wholesale funding of £73.1bn (December 2022: £72.5bn) matures in less than one year, representing 40% (December 2022: 39%) of total wholesale funding outstanding. This includes £17.9bn (December 2022: £15.0bn) related to term funding1.

Maturity profile of wholesale funding1,2

	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	0.2	0.6	0.9	1.5	3.2	7.2	6.8	5.7	3.3	17.7	43.9
Senior unsecured (privately placed)	—	—	0.1	—	0.1	—	—	—	—	0.9	1.0
Subordinated liabilities	—	—	—	—	—	0.9	1.5	—	1.6	5.8	9.8
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	7.3	11.2	14.0	7.3	39.8	1.6	0.2	—	—	—	41.6
Asset backed commercial paper	3.0	6.7	1.0	—	10.7	—	—	—	—	—	10.7
Senior unsecured (public benchmark)	—	—	—	1.0	1.0	—	—	—	—	—	1.0
Senior unsecured (privately placed)3	1.3	1.9	2.8	6.0	12.0	12.3	8.4	4.1	6.6	18.8	62.2
Asset backed securities	—	—	0.6	0.4	1.0	1.7	0.4	0.4	0.1	1.9	5.5
Subordinated liabilities	0.1	0.1	0.2	0.2	0.6	0.1	—	0.3	—	0.4	1.4
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	4.7	—	—	—	4.7	—	—	—	—	—	4.7
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.1	0.1
Covered bonds	—	—	—	—	—	—	—	—	0.5	0.9	1.4
Total as at 30 June 2023	16.6	20.5	19.6	16.4	73.1	23.8	17.3	10.5	12.1	46.5	183.3
Of which secured	3.0	6.7	1.6	0.4	11.7	1.7	0.4	0.4	0.6	2.8	17.6
Of which unsecured	13.6	13.8	18.0	16.0	61.4	22.1	16.9	10.1	11.5	43.7	165.7

Total as at 31 December 2022	11.1	26.5	16.4	18.5	72.5	22.4	16.9	14.5	9.7	48.0	184.0
Of which secured	4.9	6.7	1.3	0.2	13.1	1.8	0.7	0.5	1.0	2.1	19.2
Of which unsecured	6.2	19.8	15.1	18.3	59.4	20.6	16.2	14.0	8.7	45.9	164.8

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £50.5bn, of which £10.5bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A+ / Stable	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays Bank UK PLC
Long-term	A+ / Stable	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays PLC
Long-term	BBB+ / Stable	Baa1 / Stable	A / Stable
Short-term	A-2	P-2	F1

In March 2023, Moody’s upgraded Barclays PLC’s long-term rating by one notch to Baa1 and reverted the outlook to stable, reflecting Moody's expectation that the Group’s earnings will be higher, more diversified and more sustainable than before, while asset risk will remain broadly stable and capital and liquidity will remain strong. This followed the review for upgrade that had been placed on Barclays PLC in December 2022. Moody’s also revised Barclays Bank PLC’s outlook to stable from negative, reflecting Moody’s expectation that the Bank’s capital and liquidity will remain strong and whilst profitability will reduce from the exceptional levels of the last couple of years for capital markets and investment banking, it will remain sound due to improving income from other businesses and lower litigation and conduct costs.

In May 2023, S&P upgraded all Barclays rated entities by one notch and reverted the outlooks to stable, reflecting S&P’s view that Barclays PLC's diversified international banking franchise has performed well against a difficult economic and financial backdrop and S&Ps expectation that Barclays PLC will generate solid earnings over the next 12-24 months, even as interest rates approach their peak. This action upgraded Barclays PLC’s long-term rating to BBB+ and Barclays Bank PLC and Barclays Bank UK PLC’s long-term ratings to A+.

In September 2022, Fitch affirmed all ratings for Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC.

Barclays also solicits issuer ratings from R&I and the ratings of A for Barclays PLC and A+ for Barclays Bank PLC were affirmed in November 2022 with stable outlooks.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the ILST scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £1bn and £3bn respectively on derivative contracts and other off balance sheet products, and are provided for in determining an appropriate liquidity pool size given the Group’s liquidity risk appetite. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 is 11.4% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 13 December 2021, the Financial Policy Committee (FPC) announced the re-introduction of a CCyB rate of 1% for UK exposures with effect from 13 December 2022. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for the Group. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 4.0%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.2bn and against the 0.2% CCLB was £2.4bn.

The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.7% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Capital ratios1,2	As at 30.06.23	As at 31.03.23	As at 31.12.22
CET1	13.8%	13.6%	13.9%
T1	17.9%	17.6%	17.9%
Total regulatory capital	20.5%	20.2%	20.8%
MREL ratio as a percentage of total RWAs	32.9%	32.7%	33.5%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	67,669	69,699	68,292
Less: other equity instruments (recognised as AT1 capital)	(13,759)	(13,784)	(13,284)
Adjustment to retained earnings for foreseeable ordinary share dividends	(622)	(338)	(787)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(224)	—
Adjustment to retained earnings for foreseeable other equity coupons	(39)	(52)	(37)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,800)	(1,913)	(1,726)
Goodwill and intangible assets	(8,584)	(8,642)	(8,224)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,372)	(1,435)	(1,500)
Fair value reserves related to gains or losses on cash flow hedges	7,992	6,164	7,237
Excess of expected losses over impairment	(228)	(232)	(119)
Gains or losses on liabilities at fair value resulting from own credit	(116)	(86)	(620)
Defined benefit pension fund assets	(2,995)	(3,593)	(3,430)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	206	245	700
Other regulatory adjustments	308	196	396
CET1 capital	46,640	45,985	46,878

AT1 capital
Capital instruments and related share premium accounts	13,759	13,784	13,284
Other regulatory adjustments and deductions	(60)	(60)	(60)
AT1 capital	13,699	13,724	13,224

T1 capital	60,339	59,709	60,102

T2 capital
Capital instruments and related share premium accounts	8,212	7,538	9,000
Qualifying T2 capital (including minority interests) issued by subsidiaries	769	1,061	1,095
Credit risk adjustments (excess of impairment over expected losses)	71	66	35
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	69,231	68,214	70,072

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(769)	(1,061)	(1,095)
Eligible liabilities	42,559	43,489	43,851
Total own funds and eligible liabilities3	111,021	110,642	112,828

Total RWAs	336,946	338,448	336,518

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.8%, with £46.4bn of CET1 capital and £336.9bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
As at 30 June 2023, the Group's MREL requirement, excluding the PRA buffer, was to hold £98.3bn of own funds and eligible liabilities equating to 29.2% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Movement in CET1 capital	Three months ended 30.06.23	Six months ended 30.06.23
	£m	£m
Opening CET1 capital	45,985	46,878

Profit for the period attributable to equity holders	1,588	3,618
Own credit relating to derivative liabilities	15	8
Ordinary share dividends paid and foreseen	(284)	(622)
Purchased and foreseeable share repurchase	—	(500)
Other equity coupons paid and foreseen	(246)	(507)
Increase in retained regulatory capital generated from earnings	1,073	1,997

Net impact of share schemes	134	(156)
Fair value through other comprehensive income reserve	(74)	75
Currency translation reserve	(642)	(1,173)
Other reserves	(16)	(20)
Decrease in other qualifying reserves	(598)	(1,274)

Pension remeasurements within reserves	(611)	(476)
Defined benefit pension fund asset deduction	598	435
Net impact of pensions	(13)	(41)

Additional value adjustments (PVA)	113	(74)
Goodwill and intangible assets	58	(360)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	63	128
Excess of expected loss over impairment	4	(109)
Adjustment under IFRS 9 transitional arrangements	(39)	(494)
Other regulatory adjustments	(6)	(11)
Increase/(decrease) in regulatory capital due to adjustments and deductions	193	(920)

Closing CET1 capital	46,640	46,640

CET1 capital decreased £0.2bn to £46.6bn (December 2022: £46.9bn).

£3.6bn of capital generated from profit was partially offset by distributions of £1.6bn comprising:
●	£0.6bn accrual towards a FY23 dividend
●	£0.5bn of buybacks announced with FY22 results
●	£0.5bn of equity coupons paid and foreseen
Other significant movements in the period were:
●	£1.2bn decrease in the currency translation reserve driven by the strengthening of GBP against USD since December 2022
●	£0.4bn increase in the goodwill and intangibles deduction primarily as a result of the acquisition of KMC
●
£0.5bn decrease in IFRS 9 transitional relief primarily due to the relief applied to the pre-2020 impairment charge reducing to 0% in 2023 from 25% in 2022 and the relief applied to the post-2022 impairment charge reducing to 50% in 2023 from 75% in 2022.

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
As at 30.06.23	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
Barclays UK	8,377	52,867	245	—	—	124	374	—	11,054	73,041
Corporate and Investment Bank	33,567	75,880	17,551	20,687	454	2,841	16,179	22,251	27,093	216,503
Consumer, Cards and Payments	26,306	4,484	202	51	—	63	3	424	6,527	38,060
Barclays International	59,873	80,364	17,753	20,738	454	2,904	16,182	22,675	33,620	254,563
Head Office	2,584	7,567	—	—	—	—	—	—	(809)	9,342
Barclays Group	70,834	140,798	17,998	20,738	454	3,028	16,556	22,675	43,865	336,946
As at 31.03.23
Barclays UK	7,816	55,174	246	—	—	115	196	—	11,054	74,601
Corporate and Investment Bank	33,904	75,225	17,014	21,692	237	2,811	15,734	23,136	27,093	216,846
Consumer, Cards and Payments	26,511	4,343	205	45	—	60	—	525	6,527	38,216
Barclays International	60,415	79,568	17,219	21,737	237	2,871	15,734	23,661	33,620	255,062
Head Office	2,578	7,016	—	—	—	—	—	—	(809)	8,785
Barclays Group	70,809	141,758	17,465	21,737	237	2,986	15,930	23,661	43,865	338,448
As at 31.12.22
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518
Book size	849	2,181	3,132	50	6,212
Acquisitions and disposals	688	—	—	—	688
Book quality	2,169	(247)	—	—	1,922
Model updates	(2,600)	—	—	—	(2,600)
Methodology and policy	2,461	583	—	—	3,044
Foreign exchange movements1	(5,808)	(2,295)	(735)	—	(8,838)
Total RWA movements	(2,241)	222	2,397	50	428
Closing RWAs (as at 30.06.23)	211,632	42,218	39,231	43,865	336,946

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk

Overall RWAs increased £0.4bn to £336.9bn (December 2022: £336.5bn)
Credit risk RWAs decreased £2.2bn:
●	A £2.2bn increase in book quality RWAs primarily driven by changes in risk parameters and HPI refresh within Barclays UK
●	A £2.6bn decrease in model updates primarily driven by capital LGD model update for the mortgage portfolio to reflect the significant decrease in repossession volume during and post the COVID pandemic
●	A £2.5bn increase in methodology and policy primarily driven by the recalibration of the post model adjustment (PMA) introduced to address the IRB roadmap changes
●	A £5.8bn decrease in FX primarily due to the strengthening of GBP against USD since December 2022
Counterparty Credit risk RWAs increased £0.2bn:
●	A £2.2bn increase in book size primarily due to an increase in trading activity within derivatives
●	A £2.3bn decrease in FX primarily due to the strengthening of GBP against USD since December 2022
Market risk RWAs increased £2.4bn:
●	A £3.1bn increase in book size primarily due to increased trading activity

Leverage ratios1,2	As at 30.06.23	As at 31.03.23	As at 31.12.22
	£m	£m	£m
UK leverage ratio	5.1%	5.1%	5.3%
T1 capital	60,339	59,709	60,102
UK leverage exposure	1,183,703	1,168,899	1,129,973
Average UK leverage ratio	4.8%	4.8%	4.8%
Average T1 capital	60,176	59,488	60,865
Average UK leverage exposure	1,261,094	1,251,286	1,280,972

1	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2
Fully loaded UK leverage ratio was 5.1%, with £60.1bn of T1 capital and £1,183.5bn of leverage exposure. Fully loaded average UK leverage ratio was 4.8% with £60.0bn of T1 capital and £1,260.9bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £53.7bn increase in leverage exposure to £1,183.7bn (December 2022: £1,130.0bn). This is largely driven by increased trading and client activity within Global Markets.

Statement of Directors’ Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 62 to 67 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the UK, and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2023 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2023 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2023

Signed on 26 July 2023 on behalf of the Board by

C.S. Venkatakrishnan	Anna Cross
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	C.S. Venkatakrishnan	Robert Berry
	Anna Cross	Tim Breedon CBE
Mohamed A. El-Erian
Dawn Fitzpatrick
Mary Francis CBE
Brian Gilvary
Sir John Kingman
Marc Moses
Diane Schueneman
Julia Wilson

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by Barclays PLC (“the Company” or "the Group") to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2023 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2023;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the annual financial statements of the Barclays PLC Group are prepared in accordance with UK-adopted international accounting standards.

The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted for use in the UK.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Stuart Crisp

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London, E14 5GL

26 July 2023

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.23	Half year ended 30.06.22
	Notes1	£m	£m
Interest and similar income		15,632	7,134
Interest and similar expense		(9,309)	(2,371)
Net interest income		6,323	4,763
Fee and commission income	3	5,257	4,726
Fee and commission expense	3	(1,898)	(1,302)
Net fee and commission income	3	3,359	3,424
Net trading income		3,786	5,013
Net investment income		10	(116)
Other income		44	120
Total income		13,522	13,204

Staff costs	4	(4,985)	(4,583)
Infrastructure, administration and general expenses	5	(3,045)	(2,687)
Litigation and conduct		(32)	(1,857)
Operating expenses		(8,062)	(9,127)

Share of post-tax results of associates and joint ventures		(2)	(3)
Profit before impairment		5,458	4,074
Credit impairment charges		(896)	(341)
Profit before tax		4,562	3,733
Tax charge		(914)	(823)
Profit after tax		3,648	2,910

Attributable to:
Equity holders of the parent		3,111	2,475
Other equity instrument holders		507	414
Total equity holders of the parent		3,618	2,889
Non-controlling interests		30	21
Profit after tax		3,648	2,910

Earnings per share
Basic earnings per ordinary share	6	19.9p	14.8p
Diluted earnings per ordinary share	6	19.3p	14.5p

1	For Notes to the Financial Statements see pages 68 to 88.

Condensed consolidated statement of comprehensive income (unaudited)
		Half year ended 30.06.23	Half year ended 30.06.22
	Notes1	£m	£m
Profit after tax		3,648	2,910

Other comprehensive income/(loss) that may be recycled to profit or loss:2
Currency translation reserve	14	(1,173)	1,703
Fair value through other comprehensive income reserve	14	77	(913)
Cash flow hedging reserve	14	(755)	(3,818)
Other comprehensive loss that may be recycled to profit		(1,851)	(3,028)

Other comprehensive income/(loss) not recycled to profit or loss:2
Retirement benefit remeasurements	13	(476)	1,090
Fair value through other comprehensive income reserve	14	(2)	154
Own credit	14	(494)	855
Other comprehensive income not recycled to profit		(972)	2,099

Other comprehensive loss for the period		(2,823)	(929)

Total comprehensive income for the period		825	1,981

Attributable to:
Equity holders of the parent		795	1,960
Non-controlling interests		30	21
Total comprehensive income for the period		825	1,981

1	For Notes to the Financial Statements see pages 68 to 88.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at 30.06.23	As at 31.12.22
Assets	Notes1	£m	£m
Cash and balances at central banks		252,830	256,351
Cash collateral and settlement balances		130,489	112,597
Debt securities at amortised cost2		53,147	45,487
Loans and advances at amortised cost to banks		10,895	10,015
Loans and advances at amortised cost to customers		337,363	343,277
Reverse repurchase agreements and other similar secured lending		2,600	776
Trading portfolio assets		165,834	133,813
Financial assets at fair value through the income statement		235,100	213,568
Derivative financial instruments	8	266,312	302,380
Financial assets at fair value through other comprehensive income		66,068	65,062
Investments in associates and joint ventures		900	922
Goodwill and intangible assets	10	8,607	8,239
Property, plant and equipment		3,478	3,616
Current tax assets		100	385
Deferred tax assets		7,371	6,991
Retirement benefit assets	13	4,140	4,743
Other assets		4,480	5,477
Total assets		1,549,714	1,513,699

Liabilities
Deposits at amortised cost from banks		26,827	19,979
Deposits at amortised cost from customers		527,839	525,803
Cash collateral and settlement balances		115,190	96,927
Repurchase agreements and other similar secured borrowing		41,213	27,052
Debt securities in issue		105,018	112,881
Subordinated liabilities	11	11,019	11,423
Trading portfolio liabilities		70,980	72,924
Financial liabilities designated at fair value		314,654	271,637
Derivative financial instruments	8	254,849	289,620
Current tax liabilities		675	580
Deferred tax liabilities		16	16
Retirement benefit liabilities	13	261	264
Other liabilities		11,204	13,789
Provisions	12	1,424	1,544
Total liabilities		1,481,169	1,444,439

Equity
Called up share capital and share premium		4,325	4,373
Other reserves	14	(4,457)	(2,192)
Retained earnings		54,042	52,827
Shareholders' equity attributable to ordinary shareholders of the parent		53,910	55,008
Other equity instruments		13,759	13,284
Total equity excluding non-controlling interests		67,669	68,292
Non-controlling interests		876	968
Total equity		68,545	69,260

1	For Notes to the Financial Statements see pages 68 to 88
2	For the fair value of debt securities at amortised cost see page 85

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves2,4	Retained earnings2	Total	Non-controlling interests5	Total equity
Half year ended 30.06.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	507	—	3,111	3,618	30	3,648
Currency translation movements	—	—	(1,173)	—	(1,173)	—	(1,173)
Fair value through other comprehensive income reserve	—	—	75	—	75	—	75
Cash flow hedges	—	—	(755)	—	(755)	—	(755)
Retirement benefit remeasurements	—	—	—	(476)	(476)	—	(476)
Own credit	—	—	(494)	—	(494)	—	(494)
Total comprehensive income for the period	—	507	(2,347)	2,635	795	30	825
Employee share schemes and hedging thereof	38	—	—	371	409	—	409
Issue and redemption of other equity instruments	—	500	—	(8)	492	(93)	399
Other equity instruments coupon paid	—	(507)	—	—	(507)	—	(507)
Vesting of employee share schemes	—	—	(4)	(484)	(488)	—	(488)
Dividends paid	—	—	—	(793)	(793)	(30)	(823)
Repurchase of shares	(86)	—	86	(503)	(503)	—	(503)
Other movements	—	(25)	—	(3)	(28)	1	(27)
Balance as at 30 June 2023	4,325	13,759	(4,457)	54,042	67,669	876	68,545

	Called up s hare capital and share premium1,2	Other equity instruments3	Other reserves2,4	Retained earnings2	Total	Non-controlling interests5	Total equity
Half year ended 31.12.2022	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2022	4,508	12,357	(218)	52,980	69,627	969	70,596
Profit after tax	—	491	—	2,548	3,039	24	3,063
Currency translation movements	—	—	329	—	329	—	329
Fair value through other comprehensive income reserve	—	—	(434)	—	(434)	—	(434)
Cash flow hedges	—	—	(2,564)	—	(2,564)	—	(2,564)
Retirement benefit remeasurements	—	—	—	(1,371)	(1,371)	—	(1,371)
Own credit	—	—	608	—	608	—	608
Total comprehensive income for the period	—	491	(2,061)	1,177	(393)	24	(369)
Employee share schemes and hedging thereof	37	—	—	59	96	—	96
Issue and redemption of other equity instruments	—	917	—	3	920	—	920
Other equity instruments coupon paid	—	(491)	—	—	(491)	—	(491)
Disposal of Absa holding	—	—	(45)	45	—	—	—
Vesting of employee share schemes	—	—	(2)	(21)	(23)	—	(23)
Dividends paid	—	—	—	(364)	(364)	(24)	(388)
Repurchase of shares	(172)	—	172	(1,076)	(1,076)	—	(1,076)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	10	(2)	(12)	(4)	(1)	(5)
Balance as at 31 December 2022	4,373	13,284	(2,192)	52,827	68,292	968	69,260

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves2,4	Retained earnings2	Total	Non-controlling interests5	Total equity
Half year ended 30.06.2022	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	414	—	2,475	2,889	21	2,910
Currency translation movements	—	—	1,703	—	1,703	—	1,703
Fair value through other comprehensive income reserve	—	—	(759)	—	(759)	—	(759)
Cash flow hedges	—	—	(3,818)	—	(3,818)	—	(3,818)
Retirement benefit remeasurements	—	—	—	1,090	1,090	—	1,090
Own credit	—	—	855	—	855	—	855
Total comprehensive income for the period	—	414	(2,019)	3,565	1,960	21	1,981
Employee share schemes and hedging thereof	33	—	—	417	450	—	450
Issue and redemption of other equity instruments	—	115	—	25	140	(20)	120
Other equity instruments coupon paid	—	(414)	—	—	(414)	—	(414)
Disposal of Absa holding	—	—	(39)	39	—	—	—
Vesting of employee share schemes	—	—	7	(464)	(457)	—	(457)
Dividends paid	—	—	—	(664)	(664)	(21)	(685)
Repurchase of shares	(61)	—	61	(432)	(432)	—	(432)
Other movements	—	(17)	2	7	(8)	—	(8)
Balance as at 30 June 2022	4,508	12,357	(218)	52,980	69,627	969	70,596

1	As at 30 June 2023, Called up share capital comprises 15,556m (December 2022: 15,871m) ordinary shares of 25p each.
2
During the period ended 30 June 2023, Barclays PLC announced and executed a share buy-back of up to £500m. Accordingly, it repurchased and cancelled 343m shares. The nominal value of £86m has been transferred from Share capital to Capital redemption reserve within Other reserves. During the year ended 31 December 2022, two share buybacks were executed, totalling £1500m. Accordingly, Barclays PLC repurchased and cancelled 931m shares. The nominal value of £233m was transferred from Share capital to Capital redemption reserve within Other reserves.

3
Other equity instruments of £13,759m (December 2022: £13,284m) comprise AT1 securities issued by Barclays PLC. There were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £1,745m (net of £5m issuance costs) and one redemption of £1,245m (net of £5m issuance costs, transferred to retained earnings on redemption) for the period ended 30 June 2023. During the period ended 31 December 2022, there were three issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £3,158m, which includes issuance costs of £9m and two redemptions totalling £2,126m.

4	See Note 14 Other reserves.
5
During the period ended 30 June 2023 a redemption notice was published related to the Undated Floating Rate Primary Capital Note Series 1, as a result of which £93m was transferred from non-controlling interests to subordinated liabilities ahead of redemption on 26 July 2023 (year ended 31 December 2022: one redemption of £20m, related to the Undated Floating Rate Primary Capital Notes Series 3).

Condensed consolidated cash flow statement (unaudited)
	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
Profit before tax	4,562	3,733
Adjustment for non-cash items	10,085	(7,115)
Net decrease/(increase) in loans and advances at amortised cost	7,734	(17,667)
Net increase in deposits at amortised cost	8,919	49,237
Net decrease/(increase) in debt securities in issue	(9,596)	19,748
Changes in other operating assets and liabilities	2,553	14,719
Corporate income tax paid	(346)	(401)
Net cash from operating activities	23,911	62,254
Net cash from investing activities	(14,784)	(14,939)
Net cash from financing activities1	(191)	(5,500)
Effect of exchange rates on cash and cash equivalents	(6,069)	7,047
Net increase in cash and cash equivalents	2,867	48,862
Cash and cash equivalents at beginning of the period	278,790	259,206
Cash and cash equivalents at end of the period	281,657	308,068

1
Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Financial Statement Notes

1.
Basis of preparation

These condensed consolidated interim financial statements ("the financial statements") for the six months ended 30 June 2023 have been prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA), and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK.

The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2022. The annual financial statements for the year ended 31 December 2022 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted by the UK.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report for the financial year ended 31 December 2022.

1.
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.

The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.

2.
Other disclosures

The Credit risk disclosures on pages 26 to 47 form part of these interim financial statements.

2.
Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.23	£m	£m	£m	£m
Total income	3,922	9,722	(122)	13,522
Operating costs	(2,182)	(5,703)	(145)	(8,030)
Litigation and conduct	3	(30)	(5)	(32)
Total operating expenses	(2,179)	(5,733)	(150)	(8,062)
Other net income/(expenses)1	—	9	(11)	(2)
Profit/(loss) before impairment	1,743	3,998	(283)	5,458
Credit impairment charges	(208)	(679)	(9)	(896)
Profit/(loss) before tax	1,535	3,319	(292)	4,562

As at 30.06.23	£bn	£bn	£bn	£bn
Total assets	304.8	1,226.4	18.5	1,549.7
Total liabilities	276.9	1,142.4	61.9	1,481.2

	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.22	£m	£m	£m	£m
Total income	3,373	9,940	(109)	13,204
Operating costs	(2,083)	(5,042)	(145)	(7,270)
Litigation and conduct	(25)	(1,832)	—	(1,857)
Total operating expenses	(2,108)	(6,874)	(145)	(9,127)
Other net income/(expenses)1	—	13	(16)	(3)
Profit/(loss) before impairment	1,265	3,079	(270)	4,074
Credit impairment (charges)/releases	(48)	(310)	17	(341)
Profit/(loss) before tax	1,217	2,769	(253)	3,733

As at 31.12.22	£bn	£bn	£bn	£bn
Total assets	313.2	1,181.3	19.2	1,513.7
Total liabilities	287.3	1,093.9	63.2	1,444.4

1
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region1
	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
United Kingdom	7,312	7,972
Europe	1,265	1,311
Americas	4,187	3,200
Africa and Middle East	42	31
Asia	716	690
Total	13,522	13,204

1	The geographical analysis is based on the location of the office where the transactions are recorded.

3.
Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.23	£m	£m	£m	£m
Fee type
Transactional	560	1,827	—	2,387
Advisory	57	457	—	514
Brokerage and execution	122	1,042	—	1,164
Underwriting and syndication	—	1,036	—	1,036
Other	27	53	2	82
Total revenue from contracts with customers	766	4,415	2	5,183
Other non-contract fee income	—	74	—	74
Fee and commission income	766	4,489	2	5,257
Fee and commission expense	(188)	(1,707)	(3)	(1,898)
Net fee and commission income	578	2,782	(1)	3,359

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.22	£m	£m	£m	£m
Fee type
Transactional	515	1,448	—	1,963
Advisory	83	511	—	594
Brokerage and execution	125	762	—	887
Underwriting and syndication	—	1,102	—	1,102
Other	29	80	2	111
Total revenue from contracts with customers	752	3,903	2	4,657
Other non-contract fee income	—	69	—	69
Fee and commission income	752	3,972	2	4,726
Fee and commission expense	(147)	(1,153)	(2)	(1,302)
Net fee and commission income	605	2,819	—	3,424

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

4.
Staff costs

	Half year ended 30.06.23	Half year ended 30.06.22
Compensation costs	£m	£m
Upfront bonus charge	665	705
Deferred bonus charge	263	280
Other incentives	42	44
Performance costs	970	1,029
Salaries	2,540	2,278
Social security costs	399	377
Post-retirement benefits	268	282
Other compensation costs	281	241
Total compensation costs	4,458	4,207

Other resourcing costs
Outsourcing	340	268
Redundancy and restructuring	63	(15)
Temporary staff costs	53	53
Other	71	70
Total other resourcing costs	527	376

Total staff costs	4,985	4,583

Barclays Group compensation costs as a % of total income	33.0%	31.9%

5.
Infrastructure, administration and general expenses

	Half year ended 30.06.23	Half year ended 30.06.22
Infrastructure costs	£m	£m
Property and equipment	857	758
Depreciation and amortisation	902	863
Impairment of property, equipment and intangible assets	18	21
Total infrastructure costs	1,777	1,642

Administration and general expenses
Consultancy, legal and professional fees	336	288
Marketing and advertising	288	206
Other administration and general expenses	644	551
Total administration and general expenses	1,268	1,045

Total infrastructure, administration and general expenses	3,045	2,687

6.
Earnings per share

	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
Profit attributable to ordinary equity holders of the parent	3,111	2,475

	m	m
Basic weighted average number of shares in issue	15,645	16,684
Number of potential ordinary shares	470	428
Diluted weighted average number of shares	16,115	17,112

	p	p
Basic earnings per ordinary share	19.9	14.8
Diluted earnings per ordinary share	19.3	14.5

7.
Dividends on ordinary shares

	Half year ended 30.06.23		Half year ended 30.06.22
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.00	793	4.00	664

A half year dividend for 2023 of 2.7p (H122: 2.25p) per ordinary share will be paid on 15 September 2023 to shareholders on the register on 11 August 2023.

For qualifying American Depositary Receipt (ADR) holders, the half year dividend of 2.7p per ordinary share becomes 10.8p per American Depositary Share (representing 4 shares). The depositary bank will post the half year dividend on 15 September 2023 to ADR holders on the record at close of business on 11 August 2023.

The Directors have confirmed their intention to initiate a share buyback of up to £750m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2023. The financial statements for the six months ended 30 June 2023 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

8.
Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.23	£m	£m	£m
Foreign exchange derivatives	6,411,178	89,839	(83,459)
Interest rate derivatives	53,452,259	119,533	(107,171)
Credit derivatives	1,482,669	5,280	(5,999)
Equity and stock index and commodity derivatives	2,835,137	49,986	(57,777)
Derivative assets/(liabilities) held for trading	64,181,243	264,638	(254,406)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	156,774	1,428	—
Derivatives designated as fair value hedges	125,205	201	(434)
Derivatives designated as hedges of net investments	3,864	45	(9)
Derivative assets/(liabilities) designated in hedge accounting relationships	285,843	1,674	(443)

Total recognised derivative assets/(liabilities)	64,467,086	266,312	(254,849)

As at 31.12.22
Foreign exchange derivatives	5,908,087	109,288	(103,918)
Interest rate derivatives	42,506,611	134,496	(121,290)
Credit derivatives	1,727,220	5,423	(6,052)
Equity and stock index and commodity derivatives	2,547,855	52,440	(57,313)
Derivative assets/(liabilities) held for trading	52,689,773	301,647	(288,573)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	155,483	549	(212)
Derivatives designated as fair value hedges	126,060	83	(815)
Derivatives designated as hedges of net investments	3,962	101	(20)
Derivative assets/(liabilities) designated in hedge accounting relationships	285,505	733	(1,047)

Total recognised derivative assets/(liabilities)	52,975,278	302,380	(289,620)

The IFRS netting posted against derivative assets was £74bn including £16bn of cash collateral netted (December 2022: £76bn including £15bn cash collateral netted) and £74bn for liabilities including £16bn of cash collateral netted (December 2022: £77bn including £15bn of cash collateral netted). Derivative asset exposures would be £237bn (December 2022: £273bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £34bn (December 2022: £35bn). Similarly, derivative liabilities would be £228bn (December 2022: £264bn) lower reflecting counterparty netting and cash collateral placed of £24bn (December 2022: £25bn). In addition, non-cash collateral of £11bn (December 2022: £11bn) was held in respect of derivative assets and £3bn (December 2022: £1bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

9.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2022 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.23	£m	£m	£m	£m
Trading portfolio assets	87,003	72,032	6,799	165,834
Financial assets at fair value through the income statement	6,144	219,938	9,018	235,100
Derivative financial instruments	3,484	258,295	4,533	266,312
Financial assets at fair value through other comprehensive income	24,477	41,477	114	66,068
Investment property	—	—	2	2
Total assets	121,108	591,742	20,466	733,316

Trading portfolio liabilities	(37,451)	(33,477)	(52)	(70,980)
Financial liabilities designated at fair value	(115)	(313,439)	(1,100)	(314,654)
Derivative financial instruments	(4,064)	(245,517)	(5,268)	(254,849)
Total liabilities	(41,630)	(592,433)	(6,420)	(640,483)

As at 31.12.22
Trading portfolio assets	62,478	64,855	6,480	133,813
Financial assets at fair value through the income statement	5,720	198,723	9,125	213,568
Derivative financial instruments	10,054	287,152	5,174	302,380
Financial assets at fair value through other comprehensive income	20,704	44,347	11	65,062
Investment property	—	—	5	5
Total assets	98,956	595,077	20,795	714,828

Trading portfolio liabilities	(44,128)	(28,740)	(56)	(72,924)
Financial liabilities designated at fair value	(133)	(270,454)	(1,050)	(271,637)
Derivative financial instruments	(10,823)	(272,434)	(6,363)	(289,620)
Total liabilities	(55,084)	(571,628)	(7,469)	(634,181)

The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.23		As at 31.12.22
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	2,523	(2,043)	2,362	(2,858)
Foreign exchange derivatives	182	(177)	1,513	(1,474)
Credit derivatives	342	(694)	290	(603)
Equity derivatives	1,488	(2,356)	1,009	(1,428)
Corporate debt	1,769	(35)	1,677	(49)
Reverse repurchase and repurchase agreements	44	(643)	37	(434)
Non-asset backed loans	9,631	—	9,949	—
Private equity investments	1,280	(8)	1,291	(8)
Other1	3,207	(464)	2,667	(615)
Total	20,466	(6,420)	20,795	(7,469)

1
Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, asset backed securities, equity cash products, issued debt, commercial paper, Government and government sponsored debt and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended 31 December 2022: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
						Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers
	As at 01.01.23	Purchases	Sales	Issues	Settle-ments	Trading income	Other income		In	Out	As at 30.06.23
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	597	336	(118)	—	(53)	5	—	—	36	(29)	774
Non-asset backed loans	4,837	919	(1,152)	—	(311)	4	—	—	556	(334)	4,519
Other	1,046	1,030	(606)	—	(38)	(43)	—	—	430	(313)	1,506
Trading portfolio assets	6,480	2,285	(1,876)	—	(402)	(34)	—	—	1,022	(676)	6,799

Corporate debt	1,079	—	(120)	—	—	(20)	(3)	—	—	—	936
Non-asset backed loans	5,112	1,051	(305)	—	(641)	(46)	(42)	—	50	(114)	5,065
Private equity investments	1,284	50	(22)	—	(3)	(50)	14	—	2	—	1,275
Reverse repurchase and repurchase agreements	38	—	—	—	—	(11)	—	—	46	(29)	44
Other	1,612	796	(530)	—	(151)	(26)	(9)	—	22	(16)	1,698
Financial assets at fair value through the income statement	9,125	1,897	(977)	—	(795)	(153)	(40)	—	120	(159)	9,018

Corporate debt	—	13	—	—	—	—	—	—	46	—	59
Non-asset backed loans	—	47	—	—	—	—	—	—	—	—	47
Private equity investments	7	—	—	—	—	—	—	(2)	—	—	5
Other	4	—	—	—	(1)	—	—	—	—	—	3
Assets at fair value through other comprehensive income	11	60	—	—	(1)	—	—	(2)	46	—	114

Investment property	5	—	—	—	—	—	(3)	—	—	—	2

Trading portfolio liabilities	(56)	(16)	4	—	—	15	—	—	(8)	9	(52)

Financial liabilities designated at fair value	(1,050)	—	—	(226)	—	4	(1)	—	(290)	463	(1,100)

Interest rate derivatives	(496)	2	—	—	19	(35)	—	—	544	446	480
Foreign exchange derivatives	39	—	—	—	—	(31)	—	—	12	(15)	5
Credit derivatives	(313)	(191)	5	—	66	13	—	—	52	16	(352)
Equity derivatives	(419)	(90)	—	—	(132)	(135)	—	—	(104)	12	(868)
Net derivative financial instruments1	(1,189)	(279)	5	—	(47)	(188)	—	—	504	459	(735)

Total	13,326	3,947	(2,844)	(226)	(1,245)	(356)	(44)	(2)	1,394	96	14,046

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £4,533m and derivative financial liabilities were £5,268m.

Level 3 movement analysis
	As at 01.01.22	Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.22
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	90	(144)	—	(17)	54	—	—	43	(11)	404
Non-asset backed loans	758	2,448	(459)	—	—	11	—	—	50	(113)	2,695
Other	1,134	419	(178)	—	(302)	60	—	—	191	(167)	1,157
Trading portfolio assets	2,281	2,957	(781)	—	(319)	125	—	—	284	(291)	4,256

Corporate debt	816	45	—	—	(148)	55	—	—	—	—	768
Non-asset backed loans	5,647	1,847	(757)	—	(484)	(334)	—	—	52	(9)	5,962
Private equity investments	1,095	99	(16)	—	(1)	84	(26)	—	59	(4)	1,290
Reverse repurchase and repurchase agreements	13	66	—	—	(12)	16	—	—	95	—	178
Other	2,141	4,706	(5,579)	—	4	(57)	184	—	4	(19)	1,384
Financial assets at fair value through the income statement	9,712	6,763	(6,352)	—	(641)	(236)	158	—	210	(32)	9,582

Non-asset backed loans	—	—	—	—	—	—	—	1	6	—	7
Asset backed securities	38	—	—	—	—	—	—	(2)	—	—	36
Assets at fair value through other comprehensive income	38	—	—	—	—	—	—	(1)	6	—	43

Investment property	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(35)	3	—	—	(29)	—	—	—	6	(82)

Financial liabilities designated at fair value	(410)	(5)	—	(13)	47	(22)	—	—	(81)	37	(447)

Interest rate derivatives	(260)	25	—	—	(4)	(305)	(9)	—	271	6	(276)
Foreign exchange derivatives	2	—	—	—	(9)	273	—	—	(65)	25	226
Credit derivatives	(386)	(36)	5	—	60	(99)	—	—	20	55	(381)
Equity derivatives	(1,405)	(83)	—	—	171	980	(1)	—	(9)	272	(75)
Net derivative financial instruments1	(2,049)	(94)	5	—	218	849	(10)	—	217	358	(506)

Total	9,552	9,586	(7,126)	(13)	(695)	687	147	(1)	636	78	12,851

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,873m and derivative financial liabilities were £4,379m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.23				Half year ended 30.06.22
	Income statement		Other comprehensive income	Total	Income statement		Other comprehensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(35)	—	—	(35)	121	—	—	121
Financial assets at fair value through the income statement	(144)	(40)	—	(184)	(165)	(22)	—	(187)
Financial assets at fair value through other comprehensive income	—	—	(2)	(2)	—	—	(1)	(1)
Investment properties	—	(3)	—	(3)	—	(1)	—	(1)
Trading portfolio liabilities	15	—	—	15	(35)	—	—	(35)
Financial liabilities designated at fair value	2	(1)	—	1	(14)	—	—	(14)
Net derivative financial instruments	(186)	—	—	(186)	862	(1)	—	861
Total	(348)	(44)	(2)	(394)	769	(24)	(1)	744

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2022.

Sensitivity analysis of valuations using unobservable inputs

	As at 30.06.23				As at 31.12.22
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	123	—	(186)	—	119	—	(155)	—
Foreign exchange derivatives	11	—	(17)	—	16	—	(22)	—
Credit derivatives	26	—	(79)	—	79	—	(71)	—
Equity derivatives	186	—	(264)	—	161	—	(168)	—
Corporate debt	23	—	(22)	—	45	—	(27)	—
Non-asset backed loans	360	1	(590)	(1)	316	—	(521)	—
Private equity investments	240	1	(239)	(1)	268	1	(281)	(1)
Other1	126	—	(124)	—	71	—	(82)	—
Total	1,095	2	(1,521)	(2)	1,075	1	(1,327)	(1)

1
Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, asset backed securities, equity cash products, issued debt, commercial paper, Government and government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,097m (December 2022: £1,076m) or to decrease fair values by up to £1,523m (December 2022: £1,328m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2022.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at 30.06.23	As at 31.12.22
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(554)	(577)
Uncollateralised derivative funding	(24)	(11)
Derivative credit valuation adjustments	(241)	(319)
Derivative debit valuation adjustments	196	208

●	Exit price adjustments derived from market bid-offer spreads decreased by £23m to £554m
●	Uncollateralised derivative funding increased by £13m to £24m
●	Derivative credit valuation adjustments decreased by £78m to £241m as a result of tightening input counterparty credit spreads
●	Derivative debit valuation adjustments decreased by £12m to £196m

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £197m (December 2022: £126m) for financial instruments measured at fair value and £209m (December 2022: £216m) for financial instruments carried at amortised cost. There are additions and FX gains of £107m (December 2022: £59m) and amortisation and releases of £36m (December 2022: £66m) for financial instruments measured at fair value and additions of £nil (December 2022: £nil) and amortisation and releases of £7m (December 2022: £14m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £4,648m (December 2022: £5,197m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2022.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

	As at 30.06.23		As at 31.12.22
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	53,147	51,615	45,487	44,815
Loans and advances at amortised cost	348,258	341,484	353,292	346,846
Reverse repurchase agreements and other similar secured lending	2,600	2,600	776	776

Financial liabilities
Deposits at amortised cost	(554,666)	(554,536)	(545,782)	(545,738)
Repurchase agreements and other similar secured borrowing	(41,213)	(41,211)	(27,052)	(27,054)
Debt securities in issue	(105,018)	(105,546)	(112,881)	(113,276)
Subordinated liabilities	(11,019)	(11,001)	(11,423)	(11,474)

10.
Goodwill and intangible assets

The Group performed an impairment review to assess the recoverability of its goodwill and intangible asset balances as at 31 December 2022. The outcome of this review is disclosed on pages 473-476 of the Barclays PLC Annual Report 2022. No impairment was recognised as a result of the review as value in use exceeded carrying amount. The increased goodwill in the period is primarily a result of the Kensington Mortgage Company acquisition in March 2023. A review of the Group's goodwill and intangible assets as at 30 June 2023 did not identify any factors indicating impairment.

In May 2023, Barclays Bank UK PLC sold the entire issued share capital of Barclays Asset Management Limited and Barclays Investment Solutions Limited along with certain other assets and liabilities, business guarantees and business contracts (together with the transfer of associated employees of Barclays Bank UK PLC) to Barclays Bank PLC. As a result of this transfer, Intangible assets of approximately £0.2bn held within Barclays Execution Services Limited has been allocated from Personal Banking to Private Banking.

11.
Subordinated liabilities

	Half year ended 30.06.23	Year ended 31.12.22
	£m	£m
Opening balance as at 1 January	11,423	12,759
Issuances	1,317	1,477
Redemptions	(1,362)	(2,679)
Other	(359)	(134)
Closing balance	11,019	11,423

Issuances of £1,317m comprise £1,180m USD 7.119% Fixed-to-Floating Rate Subordinated Callable Notes issued externally by Barclays PLC and £137m USD Floating Rate Notes issued externally by a Barclays subsidiary.
Redemptions of £1,362m comprise £1,345m EUR 2% Fixed Rate Subordinated Notes issued externally by Barclays PLC and £17m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments. In addition, it also includes a UT2 instrument (£99m) which was previously equity accounted and has now been reclassified to Dated Subordinated Liabilities, on the basis of an irrevocable notice of redemption being issued in June 2023.

12.
Provisions

	As at 30.06.23	As at 31.12.22
	£m	£m
Customer redress	349	378
Legal, competition and regulatory matters	105	159
Redundancy and restructuring	121	136
Undrawn contractually committed facilities and guarantees	549	583
Sundry provisions	300	288
Total	1,424	1,544

13.
Retirement benefits

As at 30 June 2023, the Group’s IAS 19 net pension surplus across all schemes was £3.9bn (December 2022: £4.5bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net pension surplus of £4.1bn (December 2022: £4.7bn). The movement for the UKRF was mainly driven by: actual price inflation being higher than assumed, future long-term price inflation expected to be higher than assumed at the start of the year, assets underperforming relative to the discount rate, partially offset by an increase in discount rate.

UKRF funding valuations

The latest triennial actuarial valuation of the UKRF with an effective date of 30 September 2022 was completed in February 2023. The valuation showed a funding surplus of £2bn (2021 update: £0.6bn surplus).

As the UKRF had a funding surplus at the valuation date, the 2023 deficit reduction contribution (£286m), agreed as part of the 2019 triennial actuarial valuation, is no longer required, and no recovery plan is needed.

14.
Other reserves

	As at 30.06.23	As at 31.12.22
	£m	£m
Currency translation reserve	3,599	4,772
Fair value through other comprehensive income reserve	(1,485)	(1,560)
Cash flow hedging reserve	(7,990)	(7,235)
Own credit reserve	(27)	467
Other reserves and treasury shares	1,446	1,364
Total	(4,457)	(2,192)

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2023, there was a cumulative gain of £3,599m (December 2022: £4,772m gain) in the currency translation reserve, a loss during the period of £1,173m. This principally reflects the strengthening of GBP against USD and EUR during the period.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.

As at 30 June 2023, there was a cumulative loss of £1,485m (December 2022: £1,560m loss) in the reserve, a gain during the period of £75m. This is principally driven by a gain of £131m from the increase in fair value of bonds (net of hedges) due to decreasing bond yields which was partially offset by a net gain of £25m transferred to the income statement and a tax charge of £31m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2023, there was a cumulative loss of £7,990m (December 2022: £7,235m loss) in the cash flow hedging reserve, a loss during the period of £755m. This principally reflects a £1,793m loss from the fair value movement of interest rate swaps held for hedging purposes as major interest rate forward curves increased offset by £741m of losses transferred to the income statement and a tax credit of £297m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2023, there was a cumulative loss of £27m (December 2022: £467m gain) in the own credit reserve, a loss of £494m during the period. This principally reflects a £682m loss from tightening of credit spreads partially offset by tax credit of £188m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 30 June 2023, there was a balance of £1,446m (December 2022: £1,364m gain). This principally reflects an increase of £86m due to the repurchase of 343m shares as part of the share buybacks conducted in 2023 offset by a £4m movement in the treasury shares balance held in relation to employee share schemes.

15.
Contingent liabilities and commitments

	As at 30.06.23	As at 31.12.22
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	18,720	17,760
Performance guarantees, acceptances and endorsements	6,777	6,445
Total	25,497	24,205

Commitments
Documentary credits and other short-term trade related transactions	1,356	1,748
Standby facilities, credit lines and other commitments	380,197	393,760
Total	381,553	395,508

Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on Barclays relating to legal and competition and regulatory matters can be found in Note 16.

16.
Legal, competition and regulatory matters

The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 12, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1.
Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements

FCA proceedings

In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Warning Notices was £50m. Barclays PLC and Barclays Bank PLC contested the findings. In September 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that Barclays PLC and Barclays Bank PLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the Capital Raising of November 2008, Barclays PLC and Barclays Bank PLC acted recklessly, and that Barclays PLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on Barclays PLC and Barclays Bank PLC, the same penalty as in the Warning Notices. Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.

Investigations into LIBOR and other benchmarks and related civil actions

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

USD LIBOR civil actions

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. The financial impact of these settlements is not material to the Group’s operating results, cash flows or financial position.

Sterling LIBOR civil actions

In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. Barclays and the plaintiffs reached a settlement of $17.75m for both actions, which received final court approval in March 2023. This matter is now concluded.

ICE LIBOR civil action
In August 2020, an action related to the LIBOR benchmark administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE) was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs’ motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants’ motion to dismiss the case was granted in September 2022. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.

Non-US benchmarks civil actions

There remains one claim, issued in 2017, against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.

Credit Default Swap civil action

A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in June 2023.

Foreign Exchange investigations and related civil actions

The Group has been the subject of investigations in various jurisdictions in relation to certain sales and trading practices in the Foreign Exchange market. Settlements were reached in various jurisdictions in connection with these investigations, including the EU and US. The financial impact of any remaining ongoing investigations is not expected to be material to the Group’s operating results, cash flows or financial position. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

US FX opt out civil action

In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs, who opted out of the Consolidated FX Action, filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs’ claims were dismissed in 2020. Barclays PLC, Barclays Bank PLC, and BCI have reached a settlement of all claims against them in the matter. A settlement payment was made in April 2023 and the matter is now concluded. The financial impact of this settlement is not material to the Group’s operating results, cash flows or financial position.

US retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs filed an amended complaint. The defendants’ motion for summary judgment was granted in March 2023, dismissing the plaintiffs’ remaining claims. The plaintiffs are appealing the decision.

Non-US FX civil actions

Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.

The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in the first quarter of 2022. In July 2023, the Court of Appeal overturned the CAT’s decision and found that the claims should be certified on an opt out basis. The Court of Appeal upheld the CAT’s determination as to which of the two purported class representatives should be chosen to bring the claim. Subject to any further appeal, only the claim brought by the chosen class representative will now proceed in the CAT. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading. This claim has been settled as part of the settlement payment referred to under the US FX opt out civil action above and the matter is now concluded.

Metals-related civil actions

A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in May 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions

There are two US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the parties have agreed to settle the litigation. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position. The other repurchase action is pending.

Government and agency securities civil actions

Treasury auction securities civil actions

Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs are appealing this decision.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.

Supranational, Sovereign and Agency bonds civil actions

Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds. The SDNY actions were dismissed and these matters are now concluded.

In the Federal Court of Canada action, the parties have reached a settlement in principle, which will require court approval. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position.

Variable Rate Demand Obligations civil actions

Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in November 2020 and June 2022 and the plaintiffs’ motion for class certification is pending. In the California action, the California appeals court reversed the dismissal of the plaintiffs’ claims in April 2023. In the Illinois action, the defendants have reached a settlement in principle with the Attorney General for the State of Illinois to resolve the litigation, which is subject to approval by the court. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position.

Odd-lot corporate bonds antitrust class action

In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties have filed cross-motions on the scope of trial. The trial has been adjourned pending a decision on the motions and any subsequent appeal.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, LLC and its parent company, Black Diamond Capital Holdings, LLC, also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Master Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations.

This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act

There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in January 2023. The court later gave the plaintiffs until December 2023 to make a motion to vacate the judgment. The plaintiffs have also petitioned for US Supreme Court review. In the other two dismissed actions in the EDNY, the court gave plaintiffs until September 2023 to serve amended complaints. This was also the case for the fourth action in the EDNY. Those actions, as well as the two other actions in the EDNY, are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.

Shareholder derivative action

In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in June 2023 by the First Judicial Department in New York. The plaintiff has sought leave to appeal the First Judicial Department’s decision to the New York Court of Appeals.

Derivative transactions civil action

In 2021, Vestia, a Dutch housing association, brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.

Skilled person review in relation to historic timeshare loans and associated matters

Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historic affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historic lending to ascertain whether its practices caused customer harm and is remediating any examples of harm. This work is expected to be substantially completed during 2023, utilising provisions booked to account for any remediations.

Over-issuance of securities in the US

In March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements. As a result, Barclays Bank PLC commenced a rescission offer on 1 August 2022, by which Barclays Bank PLC offered to repurchase relevant affected securities from certain holders, which expired on 12 September 2022. Further, in September 2022, the SEC announced the resolution of its investigation of Barclays PLC and Barclays Bank PLC relating to such over-issuance of securities. The Group has engaged with, and responded to inquiries and requests for information from, various other regulators who may seek to impose fines, penalties and/or other sanctions as a result of this matter.

Furthermore, Barclays Bank PLC and/or its affiliates may incur costs and liabilities in relation to private civil claims which have been filed and may face other potential private civil claims, class actions or other enforcement actions in relation to the over-issuance of securities. By way of example, in September 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the prices of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants have moved to dismiss the case. In addition, holders of a series of ETNs have brought claims against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs. Two such actions are purported class actions that the plaintiffs have moved to consolidate into a single action in federal court in New York.

A contingent liability exists in relation to civil claims or any further enforcement actions taken against Barclays Bank PLC and/or its affiliates, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions.

Any liabilities, claims or actions in connection with the over-issuance of securities under Barclays Bank PLC’s US shelf registration statements could have an adverse effect on the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

2.
Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

FCA investigation into transaction monitoring

The FCA has been investigating Barclays’ compliance with UK money laundering regulations and the FCA’s rules and Principles for Businesses in an investigation which is focussed on aspects of Barclays’ transaction monitoring in relation to certain business lines now in Barclays Bank UK PLC. Barclays has been co-operating with the investigation and responding to information requests.

3.
Barclays PLC

Alternative trading systems

In 2020, a claim was brought against Barclays PLC in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014. Such claim was settled in 2016, as previously disclosed. The more recent claim seeks unquantified damages and Barclays is defending the claim. The NYAG complaint was filed against Barclays PLC and BCI in the NY Supreme Court alleging, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system.

General

The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

17.
Related party transactions

Related party transactions in the half year ended 30 June 2023 were similar in nature to those disclosed in the Barclays PLC Annual Report 2022. No related party transactions that have taken place in the half year ended 30 June 2023 have materially affected the financial position or the performance of the Group during this period.

On 1 May 2023, the Wealth Management & Investments business was transferred from Barclays UK to CC&P, please see Other matters on page 7 for more information.

18.
 Interest rate benchmark reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR became a priority for global regulators. The FCA and other global regulators instructed market participants to prepare for the cessation of most LIBOR rates after the end of 2021, and to adopt “Risk Free Rates” (RFRs).

Barclays established a Group-wide LIBOR Transition Programme, which aims to drive strategic execution and identify, manage and resolve keys risks and issues as they arise.

Whilst EUR and CHF LIBOR ceased to be published after 31 December 2021, a synthetic version of GBP and JPY LIBOR was made available for certain tenors for a limited period of time to mitigate the risk of widespread disruption to legacy contracts which had not transitioned by end-2021.

●	Synthetic JPY LIBOR tenors ceased permanently at the end of 2022 in line with an announcement made by the FCA on 29 September 2022.
●	1- and 6-month synthetic GBP LIBOR tenors ceased permanently after 31 March 2023 in line with the announcement made by the FCA on 29 September 2022.
●	3-month synthetic GBP LIBOR remains available until 31 March 2024 as per an announcement made by the FCA on 23 November 2022.

In addition, GBP LIBOR ICE Swap Rate and JPY LIBOR Tokyo Swap Rate ceased to be published at the end of 2021.
All of the Group’s exposure to JPY LIBOR and JPY LIBOR Tokyo Swap Rate and to 1- and 6-month GBP LIBOR have now been remediated with only residual exposure remaining to 3-month synthetic GBP LIBOR and GBP LIBOR ICE Swap Rate.

For USD LIBOR, certain actively used tenors continued to be published after 2021. However, in line with the US banking regulators’ joint statement, the Group ceased issuing or entering into new contracts that use USD LIBOR as a reference rate from 31 December 2021, other than in relation to those allowable use cases set out under the FCA’s prohibition notice (ref 21A). The overnight and 12-month USD LIBOR tenors ceased to be published after 30 June 2023, with synthetic versions of the 1-, 3- and 6-month USD LIBOR tenors made available for a limited period of time until 30 September 2024. The synthetic versions are for use in legacy contracts only, to help ensure an orderly wind-down of USD LIBOR, as outlined in a statement made by the FCA on 3 April 2023.

In addition, the USD LIBOR ICE Swap Rate ceased to be published at the end of June 2023.

During H123, the Barclays Group-wide LIBOR Transition Programme focused on the remediation of its exposure to the benchmarks which ceased at the end of June 2023. The majority of the Group’s exposure to those rates is now considered remediated contractually via central clearing counterparties (CCP) led conversions for cleared derivatives and actively negotiated conversion or insertion of fallbacks to RFRs for other products. In addition to this, whilst active transition and fallback insertion were attempted in most cases, there were also exposures under certain US law governed contracts which were transitioned pursuant to the US Federal Legislation (the Adjustable Interest Rate (LIBOR) Act) at the end of June 2023.

The Group continues to (i) identify, manage and mitigate key risks and issues as they arise, (ii) work with clients and counterparties to remediate any trades which remain on synthetic LIBOR or on the GBP or USD LIBOR ICE Swap Rate and (iii) remain on track to meet the associated industry deadlines.

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Appendix: Non-IFRS Performance Measures

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost. The components of the calculation have been included on the page 51.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 90 to 92.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 90 to 93.

Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK bank levy.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 26.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 24.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 94.

Performance measures excluding the impact of the Over-issuance of Securities	Calculated by excluding the impact of the Over-issuance of Securities from performance measures. The components of the calculations have been included on page 94.
Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.23	£m	£bn	%
Barclays UK	1,049	10.3	20.4
Corporate and Investment Bank	2,007	31.8	12.6
Consumer, Cards and Payments	294	5.3	11.1
Barclays International	2,301	37.1	12.4
Head Office	(239)	(0.2)	n/m
Barclays Group	3,111	47.2	13.2

Half year ended 30.06.22
Barclays UK	854	10.0	17.0
Corporate and Investment Bank	1,895	31.8	11.9
Consumer, Cards and Payments	188	4.4	8.5
Barclays International	2,083	36.2	11.5
Head Office	(462)	2.7	n/m
Barclays Group	2,475	48.9	10.1

	Half year ended 30.06.23
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,049	2,007	294	2,301	(239)	3,111

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	14.0	31.8	6.2	38.0	3.6	55.6
Average goodwill and intangibles	(3.7)	—	(0.9)	(0.9)	(3.8)	(8.4)
Average tangible shareholders' equity	10.3	31.8	5.3	37.1	(0.2)	47.2

Return on average tangible shareholders' equity	20.4%	12.6%	11.1%	12.4%	n/m	13.2%

	Half year ended 30.06.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	854	1,895	188	2,083	(462)	2,475

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	31.8	5.3	37.1	6.3	57.0
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible shareholders' equity	10.0	31.8	4.4	36.2	2.7	48.9

Return on average tangible shareholders' equity	17.0%	11.9%	8.5%	11.5%	n/m	10.1%

Barclays Group
Return on average tangible shareholders' equity	Q223	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,328	1,783	1,036	1,512	1,071	1,404	1,079	1,374

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	55.4	55.9	54.9	56.8	57.1	56.9	56.1	56.5
Average goodwill and intangibles	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)	(8.1)	(8.2)
Average tangible shareholders' equity	46.7	47.6	46.7	48.6	49.0	48.8	48.0	48.3

Return on average tangible shareholders' equity	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%

Barclays UK
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	534	515	474	549	458	396	420	317

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.2	13.9	13.7	13.5	13.6	13.7	13.6	13.6
Average goodwill and intangibles	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.2	10.3	10.2	9.9	10.0	10.1	10.0	10.0

Return on average allocated tangible equity	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%

1	The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays International
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	953	1,348	625	1,136	783	1,300	818	1,191

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	38.0	38.1	39.9	40.1	38.2	36.0	33.8	32.7
Average goodwill and intangibles	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	37.1	37.1	38.9	39.1	37.3	35.1	32.9	31.8

Return on average allocated tangible equity	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%

Corporate and Investment Bank
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	798	1,209	454	1,015	579	1,316	695	1,085

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8

Return on average allocated tangible equity	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	155	139	171	121	204	(16)	123	106

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.2	6.3	6.2	6.1	5.5	5.2	5.1	4.9
Average goodwill and intangibles	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	5.3	5.3	5.2	5.1	4.6	4.3	4.2	4.0

Return on average allocated tangible equity	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%

1	The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Tangible net asset value per share	As at 30.06.23	As at 31.12.22	As at 30.06.22
	£m	£m	£m
Total equity excluding non-controlling interests	67,669	68,292	69,627
Other equity instruments	(13,759)	(13,284)	(12,357)
Goodwill and intangibles	(8,607)	(8,239)	(8,245)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	45,303	46,769	49,025

	m	m	m
Shares in issue	15,556	15,871	16,531

	p	p	p
Tangible net asset value per share	291	295	297

Performance measures excluding the impact of the Over-issuance of Securities
Barclays Group	Q223	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory attributable profit	1,328	1,783	1,036	1,512	1,071	1,404	1,079	1,374
Net impact of the Over-issuance of Securities	—	—	—	29	(341)	(240)	(38)	(72)
Attributable profit excluding the impact of the Over-issuance of Securities	1,328	1,783	1,036	1,483	1,412	1,644	1,117	1,446

Average tangible shareholders' equity (£bn)	46.7	47.6	46.7	48.6	49.0	48.8	48.0	48.3
Return on average tangible shareholders' equity excluding the impact of the Over-issuance of Securities	11.4%	15.0%	8.9%	12.2%	11.5%	13.5%	9.3%	12.0%

1	The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Notable Items
	Half year ended 30.06.23		Half year ended 30.06.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	4,562	3,111	3,733	2,475
Net impact from the Over-issuance of Securities	—	—	(711)	(581)
Customer remediation costs on legacy loan portfolio	—	—	(181)	(147)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	—	—	(165)	(165)
Other litigation and conduct	(32)	(21)	(42)	(37)
Re-measurement of UK DTAs	—	—	—	(346)
Excluding the impact of notable items	4,594	3,132	4,832	3,751

	Three months ended 30.06.23		Three months ended 30.06.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	1,964	1,328	1,499	1,071
Net impact from the Over-issuance of Securities	—	—	(391)	(341)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	—	—	(165)	(165)
Other litigation and conduct	(33)	(24)	(20)	(18)
Excluding the impact of notable items	1,997	1,352	2,075	1,595

The Group’s management believes that the non-IFRS performance measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS performance measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

Shareholder Information

Results timetable1			Date
Ex-dividend date			10 August 2023
Dividend record date			11 August 2023
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form Mandate			25 August 2023
Dividend payment date			15 September 2023
Q3 2023 Results Announcement			24 October 2023

For qualifying US and Canadian resident ADR holders, the half year dividend of 2.7p per ordinary share becomes 10.8p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date.

Barclays PLC ordinary shares ISIN code: GB0031348658

				% Change3
Exchange rates2	30.06.23	31.12.22	30.06.22	31.12.22	30.06.22
Period end - USD/GBP	1.27	1.21	1.22	5%	4%
6 month average - USD/GBP	1.23	1.18	1.30	4%	(5)%
3 month average - USD/GBP	1.25	1.17	1.26	7%	(1)%
Period end - EUR/GBP	1.16	1.13	1.16	3%	—
6 month average - EUR/GBP	1.14	1.16	1.19	(2)%	(4)%
3 month average - EUR/GBP	1.15	1.15	1.18	—	(3)%

Share price data
Barclays PLC (p)	153.38	158.52	153.12
Barclays PLC number of shares (m)	15,556	15,871	16,531

For further information please contact

Investor relations	Media relations
Adam Strachan +1 212 526 8442	Tom Hoskin +44 (0) 20 7116 4755
James Johnson +44 (0) 20 7116 7233

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.